Exhibit 1

EDENOR S.A.

ANNUAL REPORT, FINANCIAL STATEMENTS,
INFORMATIVE REVIEW AND INFORMATION
REQUIRED UNDER SECTION 68 OF THE REGULATIONS OF THE
BUENOS AIRES STOCK EXCHANGE
ENDED DECEMBER 31, 2011
TOGETHER WITH THE AUDITOR’S REPORT
AND THE SUPERVISORY COMMITTEE’S REPORT

Shareholders and the public in general interested in being informed about the report to be published in the online highway of the U.S. Securities and Exchange Commission (SEC) regarding the financial statements ended December 31, 2011 may access Edenor’s webpage at www.edenor.com.

To the Shareholders,

I submit for your consideration the Annual Report, financial statements and other documentation for the fiscal year ended December 31, 2011, which are presented by the Board of Directors to be treated at the Company’s Annual Regular Shareholders’ Meeting.

Such documentation discloses the Company’s course of business during its twentieth fiscal year, which was characterized by a continuous increase in costs related to the provision of the public service under concession. Impact of salary increases and improved conditions under the collective bargaining agreement was especially significant, as they benefited our workers and contractors. Cost variations, along with the fact that rates continued to be frozen in the national electric power distribution sector, caused a material impairment in income for the year, thus disclosing a loss of AR$435 million in the year ended December 31, 2011. However, it should be pointed out that certain economic solutions adopted by the Energy Department, such as the withholding of funds from the Program for the Rational Use of Electric Power (in Spanish, PUREE), allowed following the investment plan and absorbing the abovementioned operating cost increases, although those funds are not disclosed as revenues in our statement of income.

It is also worth pointing out that, in view of the excellent 12-year debt refinancing and the significant debt reduction that began in 2006 with the restructuring of defaulted financial debt in the amount of US$541 million, which was subsequently reduced to US$294.6 million as of December 31, 2011, it was possible to clear the principal settlement schedule for over a decade. By placing debt securities at 12 years, the Company was able to obtain the resources required to purchase electric power distribution assets with vast potential to generate income for the Company. During 2011 fiscal year, the Company acquired assets that were deemed strategic and allowed achieving, as originally estimated, an economy of scale that would develop efficiency through the creation of the largest electric power distribution group in Argentina. Thus, an agreement was reached with AEI to purchase stockholdings in electric power distribution companies EMDERSA (77.2%) and EDEN (90.0%). This implied adding about 890,000 customers from four other Argentine provinces to the 2.7 million EDENOR customers.

However, after that acquisition, costs continued to increase and, in turn, our negotiations with the regulatory agency failed to lead to the results expected in the rate schedule. This situation caused the Company’s Board of Directors to decide upon the sale of the investments that showed the less significant synergy with EDENOR and that attracted the attention of sector investors. Consequently, it was agreed to sell EDESAL (Distribuidora Eléctrica de la Provincia de San Luis) and we launched a call option for EDELAR (Distribuidora Eléctrica de la Provincia de La Rioja). Following the same line and to allow the Company to focus on distribution, its specialty activity, we agreed upon the sale of the indirect interest held in EMDERSA Generación Salta S.A. (“EGSSA”), a company fully owned by EMDERSA, the main asset of which is the Piquirenda power station with an installed capacity of 30 MW in the Province of Salta. All these transactions are subject to EMDERSA’s previous spin-off, which is expected to take place in 2012.

It is worth noting that the difficulties in gaining revenue recognition allowing to bear increasing costs, which are not covered by PUREE withholdings, had a material impact on the economic-financial equation of the Concession Agreement; however, they had no significant effects on the compliance with obligations arising from that agreement with respect to our customers. We are fully aware of our high responsibility as concessionaires of a national public utility service. However, if the rate readjustment continues to be delayed and new cost increases arise, we could be faced with cash-related issues in the short term. Notwithstanding this situation, the Company’s Board of Directors continues to have a marked degree of optimism as to the outcome of negotiations with regulatory authorities. We have also made all administrative claims required to protect the Company’s rights.

The previous comments on the fulfillment of the Company’s obligations are reflected in the Company’s operating income/(loss), which shows that —despite the 4.3% growth in the energy demand during the year—, the loss of energy remained at reasonable levels and all service quality indexes continue to excel in the country. Increase in demand occurred along with significant investment efforts that reached AR$430 million and accounted for over AR$1,900 million in the last 5 years, which is a clear sample of the Company’s responsibility in managing the activity under concession and reinforces its pledge towards the future.

The Company’s behavior was part of a national context that, from the economic point of view, continued with a favorable performance, keeping the trend of the last few years. In 2011, the Argentine economy showed positive results again, thus consolidating the recovery begun after the deep crisis in 2001 and recording a 9% increase in GDP.

A highlight in the national energy sector is the decision made by the Executive Branch to remove, gradually and as from January 2012, subsidies granted to energy generation prices, which favored users all over the country. As to the electric power distribution public service rendered by EDENOR, the decision to remove subsidies does not imply any improvement in the distributor’s own resources; however, we support that decision because we have always considered that subsidies should be kept only in the case of customers that really need them, while fixing more realistic energy prices will help send proper signs to save a resource that is scarce and not renewable.

Finally, in January 2012, there was a change in the Company’s high management due to the resignation of Alejandro Macfarlane and Rogelio Pagano from CEO and CFO positions, who were replaced by Edgardo Volosín and Leandro Montero, respectively, both of them with vast experience in the company and the energy, accounting and financial sectors.

Finally, I would like to thank the Board of Directors of EDENOR for vesting me with the responsibility of running this company in 2012 and for their permanent support in 2011 fiscal year, as well as the shareholders, the Statutory Audit Committee and especially all the Company’s personnel, whose efforts, commitment and professionalism allowed reaching satisfactory operating efficiency indexes notwithstanding the deficit disclosed in the documentation that we submit for your consideration.

Ricardo Torres
President
EDENOR SA

2011 ANNUAL REPORT

Buenos Aires, March 8, 2012

EDENOR S.A. - 2011 ANNUAL REPORT AND FINANCIAL STATEMENTS

1.-CONCESSION AREA

Edenor exclusively renders distribution and marketing services of electrical energy to all users connected to the power supply network in the following area: In the Capital City: the area defined by Dock “D”, street with no name, drawing of the future Coast Highway, which is an extension of Pueyrredón avenue, Pueyrredón avenue, Córdoba avenue, railroad San Martín, General San Martín avenue, Zamudio, Tinogasta, General San Martín avenue, General Paz avenue and Río de La Plata avenue. In the Province of Buenos Aires, it comprises the Districts Belén de Escobar, General Las Heras, General Rodríguez, former General Sarmiento (which now includes San Miguel, Malvinas Argentinas and José C. Paz), La Matanza, Marcos Paz, Merlo, Moreno, former Morón (which now includes Morón, Hurlingham and Ituzaingó), Pilar, San Fernando, San Isidro, San Martín, Tigre, Tres de Febrero and Vicente López.

2.- SUPERVISORY AND ADMINISTRATION BODIES – 2011 FISCAL YEAR

Board of Directors

All decisions regarding Edenor are taken by the Board of Directors, which is composed of 12 regular directors and 12 alternate directors; 4 regular directors and 1 alternate director are independent in accordance with the criteria adopted by the Argentine Securities and Exchange Commission (Comisión Nacional de Valores). The term of office of all directors if of 1 year and they may be re-elected for consecutive periods.

The Board of Directors, in turn, assigns specific duties to an Executive Board and to an Audit Committee, which is composed of all independent members in compliance with the criteria set forth in the Sarbanes-Oxley Act (“SOX”).

The Company has an internal policy to assign administration and regulation powers to all directors, managers and assistant managers, thereby establishing a remarkable degree of authority which allows for an optimum system of performance and internal control.

The following table describes the Board of Directors’ payroll for the 2011 fiscal year:

Name	Position	Independency
Ricardo Torres	President	Non independent
Marcos Marcelo Mindlin	Vice-president	Non independent
Damián Miguel Mindlin	Regular Director	Non independent
Gustavo Mariani	Regular Director	Non independent
Luis Pablo Rogelio Pagano	Regular Director	Non independent
Maximiliano Fernández *	Regular Director	Independent
Eduardo Llanos*	Regular Director	Independent
Edgardo Volosín	Regular Director	Non independent
Diego Martín Salaverri	Regular Director	Non independent
Alfredo Mac Laughlin*	Regular Director	Independent
Eduardo Orlando Quiles	Regular Director	Independent
Jaime Javier Barba	Regular Director	Non independent
Javier Douer	Alternate Director	Non independent
Jorge Grecco	Alternate Director	Non independent
Pablo Díaz	Alternate Director	Non independent
Ariel Schapira	Alternate Director	Non independent
Brian Henderson	Alternate Director	Non independent
Ricardo Sericano	Alternate Director	Non independent
Jaime Javier Barba	Alternate Director	Non independent
Alejandro Mindlin	Alternate Director	Non independent
Maia Chmielewski	Alternate Director	Non independent
Gabriel Cohen	Alternate Director	Non independent
Eduardo Maggi	Alternate Director	Non independent
Rafael Mancuso	Alternate Director	Independent
(*) Members of the Audit Committee.

In fiscal year 2011, Mr. Alejandro Macfarlane held the positions of Regular Director of the Company and Chairman of the Board of Directors. On February 15, 2012, he submitted his resignation, consequently, on February 16, 2012, the Company’s Board of Directors accepted the resignation and approved the appointment of Mr. Ricardo Torres as Chairman of the Board of Directors and the appointment of Mr. Jaime Javier Barba, who was then acting as alternate director, as regular director replacing Mr. Macfarlane. Said changes will continue effective until the next Shareholders’ Meeting whereat all appointments will be considered.

Supervisory Committee

The Company’s Bylaws set forth that its supervision shall be carried out by a Supervisory Committee composed of 3 Regular Auditors and 3 Alternate Auditors, all of whom shall be elected by the shareholders and shall have a term of office of one fiscal year.

Their main duty is to control the lawfulness of the Board of Directors’ compliance with the regulations under the Argentine Companies’ Act (Ley de Sociedades Comerciales), the Company’s Bylaws and, if any, the Shareholders’ Meeting’s decisions.

Name	Position	Independency
Javier Errecondo	Regular Auditor	Non independent
José Daniel Abelovich	Regular Auditor	Independent
Jorge Roberto Pardo	Regular Auditor	Non independent
Santiago Dellatorre	Alternate Auditor	Non independent
Marcelo Fuxman	Alternate Auditor	Independent
Fernando Sánchez	Alternate Auditor	Independent

3.- CALL TO MEETING

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A.
(EDENOR S.A.)
CALL TO MEETING
SHAREHOLDERS’ ORDINARY GENERAL MEETING

The Company’s Board of Directors resolved to postpone to a future meeting the consideration of the Call to Shareholders’ Annual Meeting which will decide on the matters provided for in section 234, Law 19.550 (Argentine Companies Act) as regards the fiscal year ended December 31, 2011.

Ricardo Torres
President

CHAPTER 1: ECONOMIC CONTEXT AND REGULATORY FRAMEWORK

4.- ARGENTINE ECONOMIC SITUATION

According to officially-released data, real GDP in Argentina would have recorded a 9.0% increase in 2011, a considerable rise evidencing the significant growth in the Argentine economy, though at a slower pace than in 2010.

Among the most important factors underlying the economy performance in 2011, it is worth mentioning: 1. The financial activity’s steady growth (both in loans and in deposits); 2. Private consumption’s significant growth (as disclosed both in government and private indexes); 3. A favorable overseas scenario, coupled with a significant growth of the most important business partners; and 4. An economic policy wide-spread program (fiscal, monetary and income).

In the last case, as far as taxes are concerned, the scenario is a somehow weakened. Primary public expense recorded historic levels, accumulating during 2011 a year-over-year growth of around 34%. In addition, tax collection continued growing at a steady pace (thanks to a remarkable performance of the economic activity, growing exports and relatively high inflation), though evidencing a slight slowdown, with a 32% increase at year-end. Thus, primary surplus of the Federal Government experienced a worsening as compared to 2010 (primary savings in 2011 were equal 0.7% of the GDP, under the 1.8% recorded by the GDP in 2010).

According to officially-released data, fixed gross investment would have recorded a real annual growth of 14.1% in 2011 and unemployment rate would have decreased in 2011, and in the last quarter, it represented approximately 7.2% of the labor force (población económicamente activa, PEA).

With a view to the following year, consensus shows an economy growing at a good pace, but at slower rates as compared to the most recent years. This slowdown is closely linked to a foreign demand for domestic products less significant than in 2011 (particularly, in the case of manufacturing industries, coupled with a significantly less dynamic Brazilian economy) and a domestic consumption growing at slower speed due to global uncertainty and a negative wealth effect (caused by lower prices of commodities, among other factors). But even if those effects do not eventually take place, there are other limits fixed by the supply imposing a “ceiling” on the real GDP growth. Existing energy restrictions, significant use of installed capacity and limited availability of qualified labor contribute to forecasts of economy growth of around 4.2%,as disclosed by the BCRA’s market poll.

Accordingly, this year starting point is a scenario placing many challenging both from the domestic viewpoint (slowdown in growth; an inflation that though evidencing a downward trend in recent times continues to be relatively high; surplus in current account with downturns affecting the economy growth, in terms of provision of foreign currency to the economy) and from the international viewpoint (a global economy driven by uncertainty plus the significant risks resulting from a serious crisis), all standing up as a demanding challenge for authorities. Nevertheless, none of the pressures from the domestic macro economy would be out of control in 2012, provided global economy does not picture again the dramatic events of late 2008 and early 2009.

5.- ENERGY SECTOR

In the energy generation sector, operative costs and, as a consequence thereof, the monomial market price (see figure below) were again increased due to a remarkable growth in gasoil consumption, mainly during winter times when the hydroelectric and gas supply was scarce and required the dispatch of a greater component of thermal generation with liquid fuel. As a result of the strategic decision of Compañía Administradora del Mercado Mayorista Eléctrico (CAMMESA) to maximize the hydroelectric reserve, fuel oil and gas oil consumption reached values in excess of 2,561,088 tons and 2,022,459 m3, respectively, during 2011.

The agreement executed by the Argentine Ministry of Federal Planning and Public Investment and Services and the representatives of the companies producing natural gas, by which growing prices of wellhead gas were settled as of July 2009 lead to the spot price (only energy) nearly reaching the ceiling price fixed by Energy Secretariat Resolution No. 240/04 of 120 $/MWh, as the most efficient energy generation machines using natural gas entail an operative cost quite close to that value.

Oil price continued growing, with a strong increase during the first 7 months and reaching US$119 per barrel for WTI, exceeding the average cost recorded in the last five years.

Monomial average market price

As happened in previous years, the funding of the Wholesale Energy Market (WEM) basically depended on the contributions made by the Argentine Government to the Unified Fund to pay off the negative balance of the WEM’s accounts; in 2011, the Income/(Loss) from Transactions of the WEM’s accounts plus Additional Payments Made (mainly extra costs under imports from Brazil) reached a negative balance of AR$12.263 billion. It should be noted that Notes S.E. No. 5072/09, 4027/10 and 5121/10 fixed the Argentine National Treasury contribution to the WEM’s accounts from “Refundable” to “Non-refundable” for an amount equal to AR$9.927 billion.

Furthermore, in 2011, new “Sourcing Agreements” with CAMMESA were signed, which were implemented by the Energy Secretariat as a special funding arrangement related to the installation of new stations and/or the repowering of generators in order to clear up difficulties to foster investment for new projects. These higher costs, similarly to the energy charges under imports from Brazil, have not been reflected in the demand but accumulated in the relevant accounts that the Argentine Government paid off with subsidies.

During the 2011 fiscal year. availability of the thermal plant again evidenced an improvement. This does not mean that there is a substantial improvement of the absolute percentage which is still high, at about 28% and which derives from a greater heavy-duty use of machinery when used with liquid fuel instead of natural gas to produce energy, as well as from their aging. By late 2011 and in an attempt to improve availability ratios, certain generators and the Energy Secretariat executed the “2008-2011 Agreement” which modifies the power compensation to be received by generators, based on the improvement in availability ratios. In addition, the basis for the implementation of new Fund for Necessary Investments Increasing Supply of Electrical Energy in the Wholesale Energy Market (Fondo para Inversiones Necesarias que permitan Incrementar la Oferta de Energía Eléctrica en el Mercado Mayorista Eléctrico, FONINVEMEM) were laid down, which fund entails a project of a new energy generation plant to be funded, among the different sources, with a charge to be paid by non-residential demand.

With respect to the generation plant capacity compensation, the enacted regulation remained unchanged as applied since 2002. This regulation limits the issue of short-term marginal cost and further suspends the U.S.$-denominated accounting of the cost deriving from making the power available; such concepts are essential in the electrical energy generator compensation. Nevertheless, in 2011, the price of power paid by demand increased by 42%, mainly due to the pass-through of incentive costs to generators in an attempt to improve capacity availability.

Gas supply for the electrical sector regained a value similar to the one recorded in 2009, though it is still not enough to meet the thermal stations growing demand during winter. Small quotas continued to be made available under the Gas Plus regime (totaling around 2% of the aggregate supply), as established by Energy Secretariat Resolutions No. 24 and 1031/08, aimed at widening the supply of natural gas to 15 MMm3 on a daily basis and at partially compensating the natural wear and tear of existing oilfields. All prices related to this regime are approved by the Energy Secretariat.

On the other hand, the annual injection of the Floating Plant of Regasification of Liquefied Natural Gas in the Dock of Mega Company located in Bahía Blanca was extended so as to reduce the internal demand deficit of Natural Gas. In addition, as from May, the Escobar Regasification Plant started production with a larger capacity as compared to the Bahía Blanca plant. With these two plants available, in 2011, the average daily production was of 12.3 MMm3, with peaks of up to 29.2 MMm3/day.

Furthermore, contribution from the new generation supply continued, a phase dating back to 2008, and 1017 MW were incorporated. This value does not include the increase in capacity to produce higher power provided by the enlargement of the elevation of the Yacyretá reservoir to 83m, reached in early February 2011. This enlargement allowed for a total increase as compared to the original level of 1900 MW. On the contrary, it is also worth mentioning that cavitations in aspiration tubes were found, which limited the maximum working capacity to 130 MW per machine. This situation demanded corrective works in all groups of the center.

During this year, the following works should be highlighted: Power Plant Loma de la Lata- with the closure of the combined cycle through Unit TV01 with 165 MW, implementation of 2 TG in Power Plant Independencia in Salta, with an expected future closure of the combined cycle (TG01 and TG02) with 100 MW, start-up of one TG in Villa Gesell (TG18) with 75 MW, incorporation to MEM of the Hydroelectric Power Plant Álvarez Condarco in Mendoza with 54,6 MW, Power Plant Bragado with two new TG totaling 50 MW (TG01 and TG02). Moreover, small plants of energy distributed by Enarsa and some new Auto-generating Power Plants providing surplus to the network continued to be put into operation. It is also worth mentioning the start-up of the following Non-Conventional Power Generation Plants, to wit Wind Farms Rawson I (1st stage of 30 MW), Arauco I in La Rioja (1st stage of 7 MW), Wind Farm Diadema, in Comodoro Rivadavia with 6,3 MW and in San Juan, the fist Photovoltaic Plant connected to WEM of 1,2 MW.

As far as transportation is concerned, the progress of works of the Federal Plan of High Voltage Electric Transmission continued. These works seek development of the Argentine System of Interconnection (Sistema Argentino de Interconexión, SADI) system of 500 kV. In this context, two mesh closures in SADI were performed with the tranches Comahue – Cuyo and the NEA-NOA. The first one through a LAEAT 500kV between Agua del Cajón- Río Diamante (new 300 MVA) - Gran Mendoza and the second one with the operation of the same type of line between Transformer Stations Resistencia – Chaco (new 300 MVA) – Monte Quemado (new 150 MVA) – Cobos – San Juancito (new 300 MVA). These meshings allow for an improvement in quality and safety of the supply to the Centro-Cuyo-NOA area, thus avoiding outages based on angular instability and underfrequency, due to failures in their interconnection radial lines; do not longer require following an island mode operation in case of line unavailability and the guidelines for operation limits change (withstand failures). Nevertheless, as from the moment their operation is approved, overloads and under voltage may occur.

6.- REGULATION AND CONTROL

Act No. 25,561, Public Emergency and Amendment to the Exchange Regime Act (Ley de Emergencia Pública y Reforma del Régimen Cambiario), which was passed and enacted in early January 2002, was subject to several extensions of the emergency declaration effective date and its consequences throughout 2011.

During 2009 Edenor presented the rates proposal requested by the National Regulatory Entity of Energy (ENRE) under Resolution No. 467/08 (Program for the Comprehensive Rates Revision of Federal Distribution Companies [Programa para la Revisión Tarifaria Integral de las Distribuidoras Federales]) in accordance with the provisions of the Memorandum of Agreement entered into by and between Edenor and the Renegotiation and Analysis of Utilities Agreements Unit (Unidad de Renegociación y Análisis de Contratos de Servicios Públicos) ratified by decree of the Executive Branch No. 1957/06 and the Energy Secretariat Resolution No. 865/08. During 2010, Edenor complied with requests for more information from the ENRE on such rate proposal filed by the company. During 2011, no progress was made on this matter.

On November 7, 2011, the Energy Secretariat passed Res. No. 1301/11 establishing the seasonal scheduling for summer time, removing subsidies for certain economic activities that, pursuant to the Resolution, are able to deal with real costs to be incurred in order to supply their electric energy demand. This resolution has been extended, and being applied to residential users, classifying them based on their geographical location and types of residence. The modification was exclusively based on energy purchase prices at the Wholesale Market, thus the Distribution Value Added cost (Valor Agregado de Distribución, VAD) of the Company was virtually unchanged.

As with previous years the Energy Secretariat Resolution N° 1037/07 remained in full force and effect, having been ratified by the Energy Secretariat Note N° 1383/08 modifying the allocation of funds derived from the implementation of the Program for a Reasonable Energy Use (“PUREE” program). Deductions may be made of such funds of: a) any amount Edenor shall pay as Quarterly Adjustment Coefficient (Coeficiente de Adecuación Trimestral, CAT) established as per Section 1 of Act No. 25,957, for the purpose of the estimation used to determine the total value of the National Fund of Electrical Energy (Fondo Nacional de la Energía Eléctrica, FNEE), and b) any amount deriving from the rates adjustment resulting from applying the Cost Monitoring Mechanism (Mecanismo de Monitoreo de Costos, MMC) established under the Memorandum of Agreement, until one or the other item effective passing to rate is recognized, as appropriate.

The Master Agreement, entered into by and between the Argentine Government, the Province of Buenos Aires and Edenor sets forth the parties thereto economic contributions to allow Energy Distribution Companies to provide electrical energy to squatter settlements (Category A and B), continued in full force and effect and was renewed for an additional 4-year term as from January 1, 2007. Such renewal was entered into by the Argentine Government, the Provincial Government and Edenor in 2008, and in 2009 by the Province of Buenos Aires. Such Agreement was in full force and effect until December 31, 2010. During 2011, a new extension was signed, which is pending approval by the Ministry of Federal Planning, Public Investment and Services.

By late 2010, Ente Nacional Regulador de la Electricidad (ENRE) started an amendment process of ENRE Resolution 311/01 on Public Safety for the purposes of adjusting its plans. During 2011, Edenor received an adjustment to the penalty scheme, defining different risks for deviations and different penalty ratings linked to those risks. Additionally, on December 21, 2011, ENRE issued Res. No. 421/11 replacing Res. 311/01.

Enforcement of collateral

As provided for in sections 37 and 38 of the Concession Agreement, the Argentine Executive Branch may, notwithstanding any other rights it may have thereunder, enforce the collateral furnished by the guarantor (holders of the majority shareholding, Class A shares), that is to say, it may immediately sell the shares pledged or sell the majority shareholding, in the following circumstances:
a)	Non-compliance with the provisions of sections 14 and 15 of the Concession Agreement (corporate and operation regime).
b)	In case the Distributor repeatedly breaches its material obligations under the Agreement and after being requested by ENRE to comply with those obligations in a fixed term, it fails to do so.
c)	If the accumulated value of penalties imposed on EDENOR S.A. in the previous period of one (1) year exceeds twenty percent (20%) of its net annual invoicing of taxes and rates.
d)	If guarantors levy or permit a levy on the shares pledged and fail to cancel the levy in the period of time fixed by ENRE.
e)	If the Distributor or guarantors hinder in any manner the sale in an International Public Bidding of the majority shareholding, in the cases set forth in the Concession Agreement.
f)
If any Shareholders’ Meeting of the Distributor approves, with no participation by ENRE, an amendment to the Company’s By-laws or an issue of shares that changes or permits to change the interest of fifty one percent (51%) in the total capital stock represented by Class “A” shares or their voting rights.

CHAPTER 2: ANALYSIS OF ECONOMIC-FINANCIAL OPERATIONS AND RESULTS

7.- RELEVANT DATA

Historic values in thousands of Argentine Pesos

	Dec 31, 05	Dec 31, 06	Dec 31, 07	Dec 31, 08	Dec 31, 09	Dec 31, 10	Dec 31, 11

Total assets (thousands of AR$)	2.199.429	2.254.949	2.609.665	3.026.475	3.605.551	4.107.012	4.475.994
Total liabilities (thousands of AR$)	2.205.998	1.876.857	1.890.34º0	2.107.545	2.518.892	3.023.019	4.117.575
Shareholders’ equity (thousands of AR$)	(6.569)	378.092	º 719.325	918.930	1.086.659	1.083.993	358.419

Property, plant and equipment investments (thousands of AR$)	124.264	215.782	342.749	335.722	404.310	388.770	430.637

Energy sales (in GWh)	15.677	16.632	17.886	18.616	18.220	19.292	20.097
Energy sales (in GWh) - excluding tolls	12.693	13.421	14.776	14.916	14.599	15.401	15.941
Energy purchases (in GWh)	17.623	18.700	20.233	20.863	20.676	22.053	223.004
Energy losses	11,04%	11,06%	11,60%	10,77%	11,88%	12,52%	12,63%

Total clients	2.404.204	2.445.038	2.490.120	2.534.547	2.601.643	2.659.215	2.691.331

Total employees (Edenor’s own employees	2.410	2.369	2.465	2.487	2.691	2.636	2.796

Energy sales (thousands of AR$)	1.310.977	1.372.495	1.9º81.928	2.000.198	2.094.345	2.205.396	2.311.217
Energy sales (thousands of AR$)-excluding tolls	1.254.451	1.311.532	1.888.485	1.885.711	1.959.054	2.063.867	2.159.803
Net income/(loss) (thousands of AR$)	(53.041)	385.951		204.864	167.729	(2.666)	(367.311)

Average sale price (AR$ /KWh)	0,0836	0,0825		0,1075	0,1149	0,1143	0,1150
Average sale price (AR$/KWh)- excluding tolls	0,0988	0,0977	0,0977	0,1264	0,1342	0,1340	0,1355
Average gross margin (AR$/KWh)	0,0348	0,0343	0,0343	0,0554	0,0605	0,0593	0,0589

 NOTE: the figures above are shown in historic values.

Values adjusted by inflation in thousands of Pesos

	Dec 31, 05	Dec 31, 06	Dec 31, 07	Dec 31, 08	Dec 31, 09	Dec 31, 10	Dec 31, 11

Total assets (thousands of AR$)	3.576.450	3.534.663	3.847.606	4.134.630	4.370.741	5.031.730	5.366.949
Total liabilities (thousands of AR$)	2.199.166	1.864.313	1.873.025	2.043.064	2.188.532	2.923.552	4.052.431
Shareholders’ equity (thousands of AR$)	1.377.284	1.670.350	1.974.581	2.091.566	2.182.209	2.108.178	1.314.518

Property, plant and equipment investments (thousands of AR$)	124.482	215.782	342.749	335.722	404.310	388.770	430.637

Energy sales (in GWh)	15.677	16.632	17.886	18.616	18.220	19.292	20.097
Energy sales (in GWh) - excluding tolls	12.693	13.421	14.776	14.916	14.599	15.401	15.941
Energy purchases (in GWh)	17.623	18.700	20.233	20.863	20.676	22.053	23.004
Energy losses	11,04%	11,06%	11,60%	10,77%	11,88%	12,52%	12,63%

Total clients	2.404.204	2.445.038	2.490.120	2.534.547	2.601.643	2.659.215	2.691.331

Total employees (Edenor’s own employees)	2.410	2.369	2.465	2.487	2.691	2.636	2.796

Energy sales (thousands of AR$)	1.310.977	1.372.495	1.981.928	2.000.198	2.094.345	2.205.396	2.311.217
Energy sales (thousands of AR$) - excluding tolls	1.254.451	1.311.532	1.888.485	1.885.711	1.959.054	2.063.867	2.159.803
Net income/(loss) (thousands of AR$)	(149.601)	293.066	122.458	123.115	90.643	(74.031)	(435.397)

Precio medio de venta ($ /KWh)	0,0836	0,0825	0,1103	0,1075	0,1149	0,1143	0,1150
Average sale price (AR$ /KWh) - excluding tolls	0,0988	0,0977	0,1278	0,1264	0,1342	0,1340	0,1355
Average gross margin (AR$/KWh)	0,0348	0,0343	0,0481	0,0554	0,0605	0,0593	0,0589

NOTE: figures above are shown in constant currency as provided for in resolution N° 441/03 of the Argentine Securities and Exchange Commission. (Comisión Nacional de Valores).

8.- ANALYSIS OF THE FINANCIAL AND EQUITY CONDITION

Edenor’s comparative assets and liabilities structure for fiscal years ended December 31, 2011 and 2010 is as follows (amounts in AR$ million):

	2011	2010
Current assets	1,075	1,154
Non-current assets	4,292	3,773
Total Assets	5,367	4,927

Current liabilities	1,075	786
Non-current liabilities	2,977	2,391
Total Liabilities	4,052	3,177

Shareholders’ equity	1,315	1,750

Total Liabilities and Shareholders’ equity	5,367	4,927

In the fiscal year ended December 31, 2011, total assets increased 8.93% from AR$ 4,927 to AR$ 5.367 billion. This was basically due to an increase in permanent Investments, other Current Receivables available for sale, Fixed Assets and a decrease in current Investments.

As explained in item 9, Investments made during fiscal year ended December 31, 2011 totaled AR$ 430.6 billion, reaching a similar level compared to the investments made in 2010, which totaled AR$ 388.8 billion. These amounts are a response to the enforcement of the Inversions Plan established by Edenor.

An increase of 27.5%, from AR$3.177 to AR$4.052 billion, in Liabilities was recorded. The leading cause of such increase is the PUREE values deducted by the Company as advances of MMC pending authorization to be applied to rates. In addition, increase in loans was due to the Notes issued by the Company during the last quarter of the 2010 fiscal year, as explained in item 11.

The comparative fundraising or fund allocation structure for 2011 and 2010 fiscal years is as follows (amounts in AR$ million):

	2011	2010
Funds raised (allocated) through operational activities	502	527
Funds raised (allocated) through investment activities	(1,128)	(381)
Funds raised (allocated) through funding activities	49	303
Total funds raised (allocated) during fiscal year	(576)	448

In the fiscal year under analysis, a decrease in Cash Flows (Cash + Investments not exceeding 3 months) of AR$ 576 million was recorded. Such decrease was mainly derived from Cash Flows raised by operational activities, which totaled a net amount of AR$ 502 million, the allocation of AR$ 430 million to Investments in Fixed Assets, and the allocation resulting from funding activities which consisted in the increase in financial debts by AR$ 49 million.

9.- INVESTMENT

Investment made during 2011 reached thousands of AR$430,637 billion.

It is worth noting that the recovery at the investment level remained constant as compared to those years prior to 2002 crisis, even considering that during the year, restrictions on availability of resources, as a consequence of the freeze on rates and the increase in costs, continued to be applicable,

The energy demand grew 4.3% (23,004 GWh in 2011 vs. 22,053 GWh in 2010) and the maximum energy demand increased 6.8% (4497 MW in 2011 vs. 4211 MW in 2010).

To meet this increase in demand, most of the investment was applied to the improvement of facilities structure and to the connection of new supplies. Edenor continued its efforts to keep fraud and delinquency indicators at efficient levels and the quality standard of service and products. Besides, important investments were made to protect the environment and ensure safety in public thoroughfare. Those investments are described in the relevant exhibits.

Amounts of investments made are specified in the following charts. They are broken down based on allocation and activity:

Investments by allocation

Item	Amounts in AR$ million	%
Distribution	310,4	72
Transfers	102,1	24
Computers, transportation and office equipment/tools	18,1	4
Total	430,6

Investments by activities

Item	Amounts in AR$ million	%
New Supplies	149,9	35
Network Structure	165,3	38
Network Improvement	22	5
Energy Recovery	25,2	6
Legal requirements	14,4	3
Telemonitoring and telecommunication	10,3	2
Systems, real property, office equipment/tools, etc.	43,5	10
Total	430,6

The most significant works performed during 2011 were the following:

-	New Supplies:

New supply requests were connected, and power increase requested by the customers was further provided.

-	Transmission Structure

The following works were performed, among others:

●	Initial enlargement of Colegiales Substation 220/132 kV – 1x300 MVA.

●	Installation of Capacitors Banks with 54 MVAr to offset the reactive power in Casanova, Munro, Nogués and Pilar Substations.

●
Continued works to increase the Capability to Evacuate Energy in Plants located in “Gran Buenos Aires” area, as per Energy Secretariat Resolution 1875/05; execution of 220 kV Bars in Malaver Substation, installation of a 220/132 kV 300 MVA Transformer in Puerto Nuevo Substation and 220 kV underground wire laying between Colegiales, Malaver and Costanera Substations. The first tranche of Puerto Nuevo –Colegiales Substations ended in 2008.

Sub-transmission Structure

The following works were performed, among others:

●	Continuation of Nordelta Substation 132/13,2 kV – 2x40 MVA.

●	Continuation of Paso del Rey Substation 132/13,2 kV – 2x40 MVA, and 1,1 km 132 kV wire laying to be connected to the electrical transmission line No. 698, Zappalorto-Malvinas Substations.

●
Completion of enlargement of Melo Substation from 6x12.,5 MVA – 27,5/13,2 kV to 2x80 MVA – 132/13,2 kV. 4 km 132 kV wire lying to be connected to electrical transmission line No. 115, Puerto Nuevo Substation–Colegiales Substation.

●	Completion of Luzuriaga Substation 132/13,2 kV – 2x80 MVA.

●	Assembly of a 40 MVA 132/13,2 kV transformer y Medium Voltage board with 8 outputs to the MT network in Pantanosa Substation. Renewal of 6 km of three double-lead 132 kV air line.

●	Initial enlargement of Malvinas Substation from 2 x 40 MVA to 3 x 40 MVA

Distribution Structure

The following works were performed, among others:

●
53 new feeders in new and existing Substations: Paso del Rey, Altos, Nordelta, San Justo, G. Catán, San Fernando, Del Viso, Nogués, Ituzaingo, Luzuriaga, Pantanosa, Güemes, Agronomía, Puerto, Saavedra, Melo, V. López, Ford, Maschwitz, Pilar, Malaver, Tortuguitas y CR Escobar

●	Sealings between Medium Voltage feeders in various substations.

●	384 new Medium/Low Voltage Transformation Centers and 561 power increases in existing centers which increase the installed power to 230 MVA.

Network Improvement

Improvement was made in all voltage levels, and the most significant ones are described below:

●
High Voltage: Switches, sectionalizers and impedance protectors of wires and electrical lines of 132 and 220 kV were replaced. Works continued to be carried out, aimed at implementing a fire mitigation system at Head Substations. In the Substations’ auxiliary services, batteries and other elements were replaced.

●
Medium Voltage: Medium Voltage switches were replaced at Substations and internal arc protectors have been installed in Medium Voltage boards. Moreover, an important replacement of outdated technology underground network was made, Medium/Low Voltage transformers were replaced as well as equipment in Medium Voltage centers.

●	Low Voltage Network: Underground and air networks were replaced. Network which had product quality problems was also reinforced.

-	Telecommunication and Telemonitoring

The works of installation of new radio-link systems and the existing radio-link systems adjustment with state-of-the-art equipment with increased capacity aimed at meeting the main telecommunication network transportation needs were continued.

The new Corporate Network was installed and put into service, which enables the provision of new services and supports the System department in its developments, extending transportation capacity to support new IT applications and implement voice and video services with a better quality of service.

Edenor continued installing the Video Surveillance and Access Control system in new Substations and Dome Cameras to telemonitor actions in sectionalizers.

Regarding telemonitoring, the Air and Underground Medium Voltage Network telemonitor process was continued in the Transformation and air network Centers.

Total amount of historic investment made by Edenor since it started business in 1992 to date totals AR$ m$ 3,682.

10.- FINANCIAL DEBT

Financial Debt

As of December 31, 2011, the Company’s total financial debt totaled AR$1,248.9 million, including AR$ 28.9 billion as accrued interest.

As compared to the previous year, financial debt, net of current investment and cash, increased by AR$ 736.6 billion (179%) as a result of permanent investments made from liquid assets to other less liquid.

The current debt profile has an average term of approximately 9.6 years and an average estimated rate of 10.1%.

Principal maturity structure of outstanding financial debt is shown in the following chart (amounts in US$ million):

As shown in the chart above, the Company considerably extended its principal maturities, thus creating a comfortable and healthy principal structure.

In the event the rate freezing existing at the time of preparing this Annual Report continues, the Board of Directors believes that the financial situation will continue worsening, and that it would be reasonable to expect negative cash flows and operation results and deterioration in financial ratios for the future fiscal year.

Notwithstanding the paragraph above, recovery of the economic equation of the Company basically depends on the possibility to obtain rate increases contemplated in the Memorandum of Agreement by applying the Cost Monitoring Mechanism and the Comprehensive Rate Review Process (Mecanismo de Monitoreo de Costos y el Proceso de Revisión Tarifario Integral) as referred to in item “17. RATES” herein. Until then, coverage of operation expenses and compliance with the investment plan will depend on the actions the Company may implement to obtain the necessary financial resources.

Considering that fulfillment of actions outlined to reverse the negative trend experienced in this fiscal year depends on the occurrence of certain events beyond the Company’s control, the Board of Directors believes that there is a certain degree of uncertainty as regards the Company’s financial capacity to comply with the obligations inherent to its ordinary course of business.

Company’s Risk Rating

As of September 27, 2011, Standard & Poors Ratings Services placed on review with negative implications the ratings “raBBB+” of EDENOR’s Global Notes Program of up to US$600 million with final maturity in 2016 of the Notes for US$220 million with final maturity in February 2017 and Notes for US$300 million with final maturity in 2022.

EDENOR’s “raBBB+” ratings incorporate a favorable schedule of maturities of financial debt, but also consider the high political and regulatory risk in Argentina, and exposure to any risk of currency mismatch (as its debt is largely denominated in U.S.dollars while funds are domestically generated in Argentine pesos), partially mitigated by the execution of hedge instruments.

Moody’s Latin America maintained the B2 rating at an international level and a A1.ar rating at a country-wide level, both with a stable outlook, to all series issued by the Company.

Ratings reflect Edenor’s prevailing position as the most important energy distribution company in the domestic market. Nevertheless, ratings anticipate continued volatile prices and potential falls of its distribution margin as a consequence of possible delays in recovering higher costs. Ratings reflect the energy industry’s prevailing uncertainty in Argentina, due to lack of transparency and predictability of the regulatory system, as well as delay in rate updates.

11.- DESCRIPTION OF MAIN SOURCES OF FUNDING

Notes Issuance

On April 26, 2011, the Company issued Notes for a face value of US$69,699 million, thus totaling the original total amount of the Series of up to US$300 million issued in October 2010. Notes are subject to the same conditions of the original issue, accruing interest as from the date of issue at a 9.75% fixed rate, payable semiannually on October 25 and April 25 each year, with principal amortization in a lump sum payment due 2022.

Repurchase of Notes

During the first quarter of 2011 fiscal year, the Company purchased, at in different market operations, at market price, “Class A Fixed-rate Par Notes” due 2019, for amounts totaling US$12,656 million face value, repaying all that Class.

Additionally, in 2011, the Company purchased, in different market operations, at market price, “Class 9 Fixed-rate Par Notes” due 2022, for amounts totaling US$41,453 million face value, held as treasury stock.

As of 2011 year-end, the outstanding principal of the financial debt denominated in US dollars reached US$324.8 billion (including US$24.8 billion principal as Notes due 2017 and US$300 million as Par Notes due 2022)

Furthermore, the outstanding principal of the financial debt denominated in US dollars, net of Notes repurchased and held as treasury stock, reached US$272.2 billion.

Line of Credit - Financial Loans

In August 2011, the Company executed with Banco Ciudad a financial loan of AR$5.8 million face value at an annual interest rate of 14.8% due February 6, 2012, payable on that date. Interest was repaid every month as from August 31, 2011.

Furthermore, in March and June 2011, the Company executed with Banco de la Provincia de Buenos Aires loans totaling AR$22 million face value at an annual interest rate of 14% due March and May 2012 and June 2014, payable on those dates. Interest is repaid every month.

Foreign Exchange Hedging

In October 2011, the Company closed several transactions involving derivatives, called “forward transactions”, for the purpose of using them as economic instruments to cover exchange rate fluctuation risk between US dollar and Argentine peso. Those transactions totaled US$8 million at an average exchange rate of 4,282 with final due date on December 30,2011.

Interest coupon swaps

In April 2011, the Company executed with Deutsche Bank S.A. a derivative transaction for the purposes of covering cash flow exchange rate and those deriving from interest repayments under the new issue of Class 9 Fixed-rate Notes of up to US$69,699 million, for maturity dates October 25, 2011, April 25, 2012 and October 25, 2012.

Settlement Date	Underlying Liabilities Amount in thousand of U.S. dollars	Underlying Liabilities Amount in thousand of AR pesos
10/25/11	3,398	13,863
04/25/12	3,398	13,863
10/25/12	3,398	13,863

These instruments guarantee economic and financial coverage as regards the amounts denominated in foreign currency that the Company is bound to repay on the three interest maturity dates, in the event of exchange rate fluctuations.

2.- ANALYSIS OF FINANCIAL RESULTS

Edenor’s comparative income structure of fiscal years ended December 31, 2011 and 2010 is as follows (amounts in AR$ million):

	2011 - Consolidated	2011 (Separate)	2010 (Separate)
Ordinary operational income/(loss)	29,0	(216,7)	94,5
Financial and holding income/(loss)	(335,8)	(222,5)	(159,8)
Other income and expenditure	(25,2)	(25,8)	(9,8)
Ordinary net income/(loss)	(394,7)	(465,0)	(75,2)
Extraordinary income/(loss)	0,0	0,0	0,0
Subtotal	(394,7)	(465,0)	(75,2)
Income tax	(22,4)	29,7	26,1
Third parties’ interest	(18,2)	—	—
Net income/(loss)	(435,4)	(435,4)	(49,0)

Regarding fiscal year ended December 31, 2011, the Operational Net Income has significantly decreased, from AR$ 94.5 billion in 2010 to AR$216.7 billion loss in 2011. The main underlying factor for such decrease is the 18.5% increase in operational expenses.

From an operational standpoint, it is worth noting the particular progress of certain line items:

■
As explained in item 18, energy purchases have increased by 4.3% as compared to the previous year. This is primarily explained by the demand rise which has had a positive year-over-year variation of 4.5%, as detailed in item 15.

■	As explained in item 19, energy losses have increased compared to the level recorded in the previous year (12.63%, 2011 vs. 12.52%, 2010) according to TAM.

■	Delinquency ratio was adversely affected from 7,25 days at 2010 year-end to 8,12 days at 2011 year-end to, as explained in item 20.

Regarding financial results, they experienced a significant increase, from a loss of AR$ 159.8 billion during 2010 fiscal year to an AR$222.5 billion loss in the year under analysis. This variation is mainly explained by the exchange rate difference income/(loss) derived from assets and liabilities, increase in tax on financial transactions and income/(loss) from holdings.

Net loss recorded during the 2011 fiscal year AR$ 435.4 billion, mainly influenced by an increase in transmission and distribution expenses, marketing and administrative expenses as a result of the cost increases recorded during the year under analysis.

13.- MAIN ECONOMIC RATIOS

The following scheme reflects the Company main economic ratios as compared to the previous year and their estimation formula:

RATIOS		12.31.2011	12.31.2010
Liquidity	Current assets	0.87	1.47
	Current liabilities
Creditworthiness	Net worth	0.30	0.55
	Total liabilities
Long-term capital investments	Non-current assets	0.80	0.77
	Total assets
Ordinary profitability before taxes	Ordinary Profit/ (Loss) before taxes	(22.56)%	(4.18)%
	Net worth excluding fiscal year results

If the rate-related situation existing at the time of preparing this Annual Report continues, together with the increase in costs related to the actual rendering of the Utility Service under Concession, the Board of Directors believes that the economic and financial situation will continue worsening, and that it would be reasonable to expect a deterioration in economic and financial ratios for the future fiscal year.

14.- ALLOCATION OF INCOME(LOSS) FOR THE YEAR

The Board of Directors proposes the Shareholders’ Ordinary General Meeting that 2011 fiscal year loss be absorbed by Unappropriated Retained Earnings.

Item	Amount in AR$ million
2011 fiscal year loss	(435.4)
Unappropriated Retained Earnings for 2011 fiscal year	(435.4)

The Board of Directors’ compensation shall be fixed by the Shareholders’ Ordinary General Meeting that approves this Annual Report and Financial Statements.

15.- BUSINESS MANAGEMENT

Energy demand had a 4.2% year-over-year increase in 2011.

Performance of residential demand, in addition to that of large demands, was critical in this upward trend, both due to its year-over-year increase (4.4%) and to its high share in the demand total volume (around 40.5%).

It is worth noting the performance of large demands, with a share similar to that of residential demands (37.8%), and which showed a 4.5% year-over-year upturn.

Increase/decrease in demand of the main activities of large demands was as follows:

Activity	Demand %
Basic services (Electricity, natural gas and water).	-1.1%
Food, beverage and tobacco products	+2.7%
Non-metallic mineral products	+3.4%
Metallic products, equipment and machinery	+5.0%
Trade	+3.2%
Community, social and personal services	+10.0%
Transport, storage and communications	+2.8%
Chemicals	+5.2%
Paper and paper-derived products	-8.6%
Basic metallic industries	+7.1%
Wood and wood products	+6.9%
Textile products	+2.5%

Small demands for general use up to 10 kW (T1G) recorded a 3.8% upward trend. This segment has a relatively low share in total demand (8.0%), therefore its contribution to the increase of such segment is noticeably lower than that of large and residential customers.

Medium demands between 10 kW and 50 kW (T2) reflected a 4.1% rise. This segment also has a share in total demand equal to that of small demands (8.5%), representing an 8.2% contribution to the total demand flow.

In 201, emergency squatter settlements, with an aggregate demand share of 1.9%, recorded a growth rate of 1.5%.

Energy volume distributed in Edenor’s area, including energy sales and tolls, was 20,097 GWh, while energy purchases to supply such demand totaled 23,004 GWh, representing a 4.3% increase as compared to the previous year.

During 2011, 47,438 customers were connected, representing a contracted power increase of 279 MW. This power was distributed according to the following chart:

Rate	Customers	Power (MW)

T1 Small demands	46,811	220

T2 Medium demands	366	10

T3 Large demands	261	49

Total	47,438	279

Text messages (“SMS”) used to make for questions and technical claims implemented during 2009 became an important constantly increasing contact channel. In 2011, this system performance was very favorable, representing 9% of all calls received by the Customer Care Center. This channel is mostly used to submit claims for lack of supply.

As for the last 20 years, Edenor conducted the study on Overall Satisfaction. This study involves two annual measurements, for the purpose of avoiding seasonal variation of results. In 2011, consolidated customer satisfaction was of 82.5% (T1R) with the electric energy service ranking second with respect to other utility services. It should be noted that despite context-related problems, Satisfaction ranks at very acceptable levels.

For the fifth consecutive year, Edenor participated in the study lead by the Regional Electric Integration Commission (Comisión de Integración Energética Regional, “CIER”), aimed at measuring T1 Residential customer satisfaction in relation to the different aspects of energy distribution. 59 distribution companies from 12 countries in South America and Central America were involved. Edenor achieved a 77.9% General Satisfaction level, exceeding the average percentage of CIER countries.

By late 2011, the Argentine Government authorized a gradual reduction of the subsidy on consumptions, as from December 1. From the outset, the reduction was applied to a group of customers, based on their activity, then to areas of direct reduction for users of different rates and reductions with advance notice, which enable the user to request the Ministry of Planning to maintain the subsidy, provided certain requirements are met. This policy is expected to continue to be applicable during 2012.

16.- LARGE CUSTOMERS

As mentioned above, in 2011, large demand recorded a 4.5% growth. This outcome derives from an increase in Rate 3 (Tarifa 3, T3) demand of energy of 1.9% and an increase in toll demand of energy of 6.8%. During 2011, 190 T3 customers and 39 large users were connected to service. Delinquency was equal to 4.2 days of invoicing. Pursuant to the Energy Secretariat Resolution 1281/06, Edenor continued contracting power and base and plus energy supply on behalf of twenty eight new customers and renewed supply agreements with other two customers.

In September 2011, the new commercial system, CC&B, was launched to manage T3 customers.

During 2011, services were sold to Large Customers for an amount of AR$ 8,900,000 in the following line items:

●	Projects and works: AR$6,750,000
●	Maintenance: AR$570,000,000
●	Counseling and other: AR$1,580,000

According to measurements conducted, Large Customers satisfaction was sensitively reduced from a positive result of 82.3% in 2010 to 78.8% in 2011.

The following chart shows the progress of Edenor’s open market with respect to large users and marketed energy volume:

	Guma		Gume and Gupas		Share in
	No. clients	GWh	No. clients	GWh	energy sales
1995	72	681	118	150	8.5%
1996	87	1366	204	536	18.0%
1997	109	1749	312	708	21.4%
1998	124	2072	563	953	24.7%
1999	124	2082	575	1160	25.0%
2000	121	2118	516	1153	24.0%
2001	114	2009	650	1131	22.9%
2002	79	1552	627	1022	19.8%
2003	71	1440	232	909	17.0%
2004	71	1459	313	641	14.3%
2005	80	1707	624	1268	19.0%
2006	81	1887	426	1315	19.3%
2007	93	1964	477	1147	17.4%
2008	98	2334	526	1360	20.0%
2009	100	2262	534	1361	19.9%
2010	100	2459	541	1432	20.2%
2011	100	2536	580	1620	20.7%

17.- RATES

During 2011, the Economic Emergency and Monetary Regime Reform Act No. 25,561 (Ley de Emergencia Económica y Reforma del Régimen Monetario, Ley N° 25.561) enacted on January 6, 2002 continued in effect, rendering unenforceable any dollar-based adjustment covenants and the indexing provisions set forth in Edenor’s Concession Agreement.

In 2011, an approximate average of 300,000 customers continued to be exempted from the rate scheme enforced by ENRE Resolution No. 628/2008 and from that enforced by ENRE Resolution No. 324/2008, noting that most of those customers are governed by the first resolution. These beneficiaries had to pay the rate schemes in force immediately before those mentioned above.

On May 26, 2011, Edenor filed a request for approval with ENRE regarding the application of MMC10 pursuant to Exhibit I of the Memorandum of Agreement, for the November 2010-April 2011 period, for a value of 6.104% that should have been applied since May 1, 2011.

On July 21, 2010, ENRE authorized Edenor to apply the same two rate schemes applied in June and July 2009 and 2010 as well as in August and September 2009 and 2010 to the same months in 2011. These schemes were in line with those applied under ENRE Resolution 433/2009, Exhibit I and IV. The application of these schemes was aimed at reducing the impact on the invoicing of residential customers with bi-monthly consumption exceeding 1,000 kWh due to the electrical energy consumption increase registered during winter time. Edenor continued breaking down the floating charges of all invoices, identifying amounts subsidized and not subsidized by the Argentine Government. On the other hand, these rate schemes led to the modification of the additional charges value to be applied by PUREE within the same enforcement period. Changes in rate schemes had no effect on the Company’s VAD.

As of October 1, 2011, the October 2008 rate scheme was applied once again as provided for in ENRE Resolution No. 628/2008. Variable cost of all invoices continues to the broken down in amounts subsidized and non-subsidized by the Argentine Government.

On November 7, 2011, by means of Resolution SS.EE. No. 1301/2011, and based on the final seasonal schedule for the November 2011-April 2012 period for the Wholesale Energy Market (WEM), it was resolved to apply a new rate scheme (no subsidies) to non-residential clients grouped under certain economic activities (as described in a schedule) who will pay an average monomial price of AR$320/MWh as from December 2011.

On November 24, 2011, by means of joint provision No. 218 of the Performance Coordination and Control Undersecretariat of the Ministry of Federal Planning and No. 799 of the Budget Undersecretariat of the Treasury Secretariat of the Ministry of Economy and Public Finance, it was resolved to remove subsidies as from January 1,. 2012 on the electric energy service rendered to residential users residing in the areas of Puerto Madero, Barrio Parque, Countries, Barrios Cerrados, Clubes de Campo and Clubes de Chacras.

On December 2, 2011, by means of joint provision No. 229 of the Performance Coordination and Control Undersecretariat of the Ministry of Federal Planning and No. 810 of the Budget Undersecretariat of the Treasury Secretariat of the Ministry of Economy and Public Finance, it was resolved to remove subsidies as from el January 1, 2012 on the electric energy service rendered to residential users residing in high-rise buildings provided such buildings have a multi-purpose room, swimming pool, gym and sport spaces or additional leisure places and if they are located in those areas with a ratio of Street Lightning, Cleaning and Garbage Collection in CABA /City of Buenos Aires) of 1.50; 1.75 or 2. Furthermore, it was agreed to remove subsidies in the case of public agencies residing in GCBA and the highway concession holder of the CABA.

On December 5, 2011, by means of Resolution SS.EE. No. 1537/2011, it was resolved to implement the Form of Voluntary Waiver to the Subsidy, the Form of Affidavit on the need for Subsidy, the sample Note of termination of the Waiver process and the sample service invoice.

None of the modifications above had a favorable impact on the Distribution Value Added (Valor Agregado de Distribución, VAD) of the Company.

On December 19, 2011, Edenor filed a request for approval with ENRE regarding the application of MMC11 pursuant to Exhibit I of the Memorandum of Agreement, for the May 2011-October 2011 period, for a value of 7.721% that should have been applied since November 1, 2011.

Since the concession started, Edenor average rate was subject to the following cumulative variations:

Edenor rate	September 1992	December 2011	Variation %
Nominal (without inflation)	86.63	144.31	67%
Real (with inflation)	341.64	144.31	-58%

Edenor Residential Rate Share in the International Market
Consumption 275 kWh/month

Edenor rates applicable at December 2011
Values include all taxes
U.S.$ Cents/kWh. Exchange rate used U.S.$1 = AR$4.3032

Edenor Industrial Rate Share in the International Market
Consumption: 1095 MWh/month Maximum demand 2.5 MW in MV

Edenor rates applicable at December 2011
Values include taxes, except for VAT
U.S.$ Cents/kWh. Exchange rate used U.S.$1 = AR$4.3032

Although Edenor has, on several occasions, requested the administrative authorities for the application of the Cost Monitoring Mechanism (Mecanismo de Monitoreo de Costos, MMC) and the start-up of the Comprehensive Rate Review process (proceso de Revisión Tarifaria Integral, RTI), both processes are delayed, then further delaying the restoration of economic and financial equation of the Concession Agreement. In the event those delays continue as regards the rate redefinition, plus the higher costs inherent to the economic circumstances of the utility service under concession, the Board of Directors believes that the situation would lead to expect negative cash flows and operation results as well as deterioration in financial ratios for the future fiscal year.

Notwithstanding the paragraph above, and though recovery of the economic equation of the Company basically depends on the possibility to obtain the rate increases contemplated in the Memorandum of Agreement, until then, coverage of operation expenses and compliance with the investment plan will depend on the actions the Company may implement to obtain the necessary financial resources.

18.- ENERGY PURCHASE

During 2011, energy purchase for Edenor’s own customers, including Large Users, reached 23,004 GWh, representing 4.3% increase in demand as compared to 2010. It should be noted a rise in demand as opposed to the slight demand reduction recorded last year.

Since October, 2008, Energy Secretariat Resolution No. 1169/08 was in force, which set residential demand segmentation with differential prices as per demanded energy, granting larger subsidies for minor consumption. Subsequently, Energy Secretariat Resolution No. 652/09 was passed, partially staying. Energy Secretariat Resolution No. 1169/08, and applying to June and July, a 100% constant subsidy for all the energy demand not exceeding 10 kW as residential demand (higher consumption sector prices are matched with those of lower consumption). In August and September, a 70% subsidy was applied to each price included in each sector for all the same type of residential demand exceeding 1000 kWh/bim., and it was further established that Distribution Companies should include the legend “Argentine Government Subsidy” with a well-differentiated font and color in all invoices. In 2011, Energy Secretariat Resolution No. 202/11 was issued, following the same method applied by Resolution No. 652/09 but for 2011.

As from the passing of Res. SE No. 1301/11 and supplementary notes, the gradual reduction of subsidies granted by the Argentine Government to most of the segments of Market Prices paid by the demand as from December 2011 was resolved, as described in item “17. Rates”. Furthermore, the same Resolution provides for an increase in purchase prices of energy related to Unrecognized Losses in the respective Concession Agreements, for those distribution companies whose Recognized Losses proportionally exceed their actual values.

Edenor purchased all the energy at the seasonal market at an average annual price of 65.76 AR$/MWh. The following graphic shows the average purchase price variation for Distribution Companies since 2001:

SEASONAL MARKET PRICE [AR$/MWh]

Market Price Growth [%]

19.- ENERGY LOSSES

As regards the energy recovery plan proposed for 2011, 8% of actions planned were carried out for Rate 1 and Rate 2 and 100% of the actions for Rate 3.

2011 Floating Annual Rate (Tasa Anual Móvil , TAM) of total losses (technical and non-technical) in 2011 reached 12.63%, 0.11 percentage points above that of 2010 (12.52%).

In winter, several types of home-manufactured appliances used for heating and supplying hot water continued to be used in deprived homes with no access to the natural gas network. The massive and simultaneous use of such appliances during winter causes a greater energy demand to the network, particularly in areas such as Morón and Pilar, where new deprived homes are identified as well as the expansion of existing ones. The energy theft by these deprived homes was the most important factor preventing reduction of total losses, while technical losses increase 0.34 points (7.6%).

The Company continued working closely with its legal advisors to criminally report the most significant fraud cases by non-deprived clients and to re-define new technological criteria to reduce the facilities vulnerability.

Regarding energy recovery, 3,000 clandestine customers and 5,500 inactive customers were standardized, 110,000 inspections were conducted with 50% effectiveness resulting in small dwellings being shielded and made suitable, and networks and connections being standardized.

Certain anti-fraud inspections were carried out in deprived neighborhoods, malls and those shops that remain open at night.

The following figure depicts the annual rate progress of energy losses since the beginning of Edenor’s management.

ENERGY LOSSES ANNUAL RATE (%)

20.- DELINQUENCY MANAGEMENT

During 2011, the delinquency balance expressed in equivalent invoicing days increased from 7.25 days to 8.10 days.

The delinquency balance was adversely affected by the preliminary injunction served on Edenor in January 2009 in legal action 15/2009 filed by Ombudsman. Such injunction prevents Edenor from taking delinquency-related actions based on the interruption of supply to those customers with a consumption exceeding 1,000 kWh on a bi-monthly basis and with a delinquency status for being reluctant to pay rate increases; considering that the new rate scheme had the greatest increase level on consumption exceeding 1,000 kWh, this injunction altered normal development of collections.

During the year under analysis, a comprehensive plan continued aimed at dealing with any rise in delinquency cases with alternative actions which did not interfere with the preliminary injunction imposed on Edenor.

Such actions included:

●	Special payment reminders to encourage delinquent customers to pay.
●	Customized telephone calls to negotiate and encourage delinquent customers to pay.
●	In situ inquiries with images of customers’ dwellings and requests to change title thereto.
●	Rate re-categorizations resulting from in situ Inquiries.
●	Payment recovery actions in the case of accounts with significant overdue balances, by means of legal actions.

As a result of this plan, collections of overdue accounts involved in all the processes and actions described above amounted to AR$ 3.2 billion.

Balance (in million of AR$)

Collections from inactive accounts (belonging to customers whose electric supply was disconnected by removing their gauge) have reached an aggregate amount of AR$ 6.8 billion, representing 134.41% of inactive balance through December 2011. Increase in collection over 100% is due to the regularization in payment of the debt owed by Autopistas del Sol to the Company.

21.- TECHNICAL MANAGEMENT

Within the period, the following technical operative actions were primarily taken.

Acts	Concept			Amounts
MT-BT Preventive Maintenance	Reviews	Eye reviews	Platforms (u)	14,095
			Conductors and posts (km)	21,247
			Eye review corner box, mailbox/wall-like cabinet, connection wires (u)	10,612
		Thermo graphics	Conductors (km)	709
			Terminals, Platforms and Chambers (u)	2,840
	Adjustments	Posts, Protection/handling elements (u)		12,925
		Changes in conductors (mt.)		26,219
		Tree pruning (u)		124,097
MT-BT Remedial Maintenance	Claims in air and underground network (u)			280,847
	Changes in posts (u)			22,821
	Connections and repair of terminals in underground networks (u)			6,099
	Change in protection and handling equipment in chambers and platforms (u)			4,740
	Tree pruning (u)			7,055
	Change in transformers (u)			839
Energy Recovery	Inspections T1, T2 and T3 (u)			140,304
Investments	Projects (u)			7,455

During the year, technician training and recycling courses were serially given so as to enhance workforce and quality in operation and maintenance of the network.

➢	Audits for certification were successfully passed, to wit:
	●	Emergency Operating Plan (Plan Operativo de Emergencia, NG3-POE);
	●	Public Security System (ENRE Resolution No. 311/01)
	●	Comprehensive Management System (Sistema de Gestión Integrado) (Quality, Safety and Environment)

➢	In the High Voltage area, improvements have been introduced in the development of planning and maintenance tasks, among which the following stand out:

●
Operation staff members specialized in maintenance of premises following Voltage Tasks techniques were incorporated. To achieve this, training courses were provided, including 6000 hours of training and a significant investment was made in facilities, equipment and vehicles and 5 new isolated hydro elevators. All these actions allow the Company to increase la number of works performed using this technique, with the resulting improvement in service quality.

●
An important enlargement of the Dielectric Test Lab for Protection Elements used in Voltage Tasks was conducted, completing all stages necessary for its Accreditation with the Argentine Accreditation Agency (Organismo Argentino de Acreditación, OAA) to ensure the quality standard of the measurements made in connection with own equipment and to offer this service to third parties.

●
In furtherance of the project launched in 2010 under an agreement with Universidad Tecnológica Nacional in Pacheco for Research and Development, in 2011, two pieces of mobile equipment were put into operation to measure hydraulic location of leaks in OF wires. This implementation permits quickly locating hydraulic failures with a minor environmental impact based on a reduced number of ditching and the lowest repair time.

●
Other projects to be jointly developed with the Universidad Tecnológica Nacional are being through fully analyzed such as to use measurement of partial discharges as a early screening method for failures and to diagnose the condition of the isolation in transformers and equipment of high voltage.

●
A 220kV underground electroduct was installed, linking S.E. Puerto Nuevo, Colegiales and Malaver, which together with the assembly of a 300MVA transformer and 220/132kV in S.E. Colegiales and the future installation of a similar unit in S.E. Malaver, enable the discharge of energy generated at power stations located in the City of Buenos Aires, thus improving the operating possibilities in the High Voltage network and expanding the system capacity.

	●	The installed transformation power was increased with the installation of new transformers AT/MT of 40 and 80MVA expanding installed power in existing Substations and opening new ones.

	●	Technology refurbishing continued by replacing 220 and 132kV circuit breakers with air compressed and reduced oil volume technology in SF6 and MT circuit-breakers in reduced oil volume with vacuum.

	●	For the first time a 300MVA y 220/132kV transformer was repaired on site, in record time and with in-house developed know-how.

➢	In the Control Center area:

	●	The operation capacity of the low voltage control center was expanded.
	●	Operation and handling equipment of the Medium Voltage distribution network were adjusted, from old-dated technology, for their telecontrol.
	●	The number of cooling equipment for the backup room of the Telecontrol system of Edenor’s High and Medium Voltage network was increased.
	●	UPS equipment of the control center were refurbished.

➢	In Operation areas:

MORÓN

	●	8 new Medium Voltage outlets were added in different new Substations to improve the service quality in critical areas and loads were rearranged in other 17 feeders.

●
72 new Transformation Centers were added, increasing installed power by 16025 kVA to 54 Centers for troubleshooting of Service Quality and Product Quality. Power installed in existing 371 Transformation Centers was increased, representing a 43036 kVA increase. In addition, 117 km of Low Voltage network in poor condition or of improper section were renewed for troubleshooting of Service Quality and Product Quality and 300 new outlets were performed to solve saturation-related problems, further contributing to reduce energy technical losses.

●
New customer supply request was received: tunneling work for railway line Sarmiento of 9500 kW, Hospital de Laferrere y Materno Infantil 3350 kW, Hospital del Bicentenario de Ituzaingó 2500 kW, Cabaña Argentina 1800 kW, Hospital de Morón 1300 kW, and Quilmes Villa Celina 1200 kW.

●	Clients Hospital de Ciudad Evita, with a final power of 1000 kW, Inversora Feijosa and Wal Mart 1200 kW, and Granados Hnos. 800 kW were connected to the network.

●
Water wells electrification of “Plan Agua + Trabajo” (Water + Job Plan) was conducted. It should be mentioned the connection of Planta Sudoeste with a 1000 kW power and the stations in Ciudad Evita and Ruta 21 with 565 and 566 kW powers, respectively.

●
New networks continued to be developed for neighborhoods under the Federal Housing Plan (Plan Federal de Viviendas) located in the districts of Merlo, Morón, Marcos Paz, Las Heras and La Matanza continued.

●
Together with the company CyCSA, preliminary actions continued to be taken in the Municipalities of Morón, Hurlingham, La Matanza, Ituzaingó and Merlo to obtain permits for the laying of optic fiber cables on low voltage posts. In this manner, handling elements will be telemonitored and CyCSA will also be able to negotiate the remaining fiber capacity.

●
Structuring and improvement of electric networks studies continued for works to be performed in the Municipalities of Ituzaingó, Morón, Merlo, and La Matanza, approximately reaching a total investment of AR$180 million.

NORTH

●	7.8-km API-type Medium Voltage wires were replaced, comprising 17 feeders, removing 142 transition joints from the network, successfully improving the service quality.

●	36 new Transformation Centers were put into service to satisfy the increased demand and to improve service quality.

●
14 km Low Voltage underground wire, 8 km Medium Voltage underground wire and 5 km Low Voltage Air Line were installed for the purposes, as in the case above, of satisfying the increased demand and improving service quality.

●
2-Pampa type Transformation Centers were installed with 2 1000 kVA transformers each, and 28 BT new feeders were installed for the supply of the overhead network in Villas 31 y 31 bis. That work entailed the laying of 1.5 km Medium Voltage underground wire and 1 km Low Voltage underground wire.

●	120 Low Voltage and 5 Medium Voltage new feeders were added.

●	100 adjustment in BT Areas, including adjustment of 850 Outlet Boxes to improve the Service quality.

●	Fireguard blinds were installed in 76 CCTT located inside buildings.

●	In compliance with the Maintenance Plan, 2833 Low Voltage posts were replaced in the Municipalities of 3 de Febrero and San Martin.

●	100% of Low Voltage Network Divisions was refurbished together with the replacement of 18 corner boxers with Mailboxes.

OLIVOS

●
New networks continued to be developed to feed the neighborhoods under the Squatter Settlements Eradication Plan (Plan de Erradicación de Villas de Emergencia) promoted by the Government of the Province of Buenos Aires in various municipalities.

●	92 new Transformation Centers have been assembled and installed throughout Olivos.

●
Connection works of Torres Horizons, Hotel Intercontinental, Premium Libertador, Arsat Senasa, YPF gas, Tecnopolis, Shopping Pacheco Mall, SAV (Ona Saenz) and Albano Cosuol were carried out and completed.

●
Installations were re-located as a consequence of works performed in the new Intercambiador Centenario in the district of Vicente López, the re-paving and enlargement of Route No. 202 in San Fernando, tunnels in Melo and Guemes streets in Vicente López and road entry to El Canton in Escobar.

●	Refurbishment and tunneling of 15216 feeder, affecting the neighborhood las Lomas in San Isidro were made and 3 new Medium Voltage feeders were commissioned.

●	Works at Substation Nordelta were completed

●	3.2 km API-type Medium Voltage cable was replaced, laid in 15 tranches, thus removing 80 transition connections from the network

PILAR

●
1 new Medium Voltage feeder was added in Substation Ford to improve the service quality in a critical area called El Triángulo (industrial area delimited by Ruta Panamericana in its entries to Pilar and Escobar) in the district of Tortuguitas.

●
Some of the most important customers are Nobleza Piccardo with a 3.7 MW power, Polo Sanitaria de Malvinas Argentinas with 1.2 MW power and private residential areas San Sebastian and Pilará with 15MW power expected for 2012 and 7MW power for 2015, respectively.

●	112 Medium/Low Voltage Transformation Centers were built and other 125 Transformation Centers were expanded.

●	Installed power in Medium/Low Voltage transformers has increased by 40.94MVA (18.42MVA new and 22.52 increases).

●	9.7 Km of overhead network and 4.5 Km of underground network were laid, both of Medium Voltage.

●	114 km of overhead network and 5.2 km of underground network were laid, both of Low Voltage.

●
4 new neighborhoods under the Federal Housing Plan were connected, one in Pilar (San Alejo 250 houses), other two in Moreno (La Perla 108 houses and Mosaistas 50 houses) and the last one in J. C. Paz (900 houses).

●	In 2011, 6,670 Low Voltage posts and 357 Medium Voltage posts were changed.

●	3,594 clandestinely connected customers with poor feeding were regularized.

●
Together with the company CyCSA, permits from Municipalities of San Miguel, J. C. Paz, Moreno y Pilar were requested for the laying of optic fiber wires on Low Voltage posts. With this work, handling elements of the Medium Voltage network will be telecontrolled.

22.- SERVICE QUALITY

Continuity indicators series for High Voltage (Alta Tensión, “AT”) and Medium Voltage (Media Tensión, “MT”) levels, Medium Interruption Frequency with installed kVA (Frecuencia Media de Interrupción por kVA instalado, “FMIK”) and Total Interruption Time with kVA (Tiempo Total de Interrupción por kVA, “TTIK”) for the last 5 years are the following:

FMIK (Times)	2007	2008	2009	2010	2011(*)
External AT	0,16	0,17	0,00	0,02	0,01
Own AT	0,41	0,52	0,05	0,30	0,14
Own MT	2,90	3,41	4,36	4,79	4,56
Total Own Network	3,30	3,92	4,41	5,09	4,70
Observed by Customer	3,47	4,10	4,42	5,12	4,71
TTIK (Hours)	2007	2008	2009	2010	2011(*)
External AT	0,28	0,25	0,00	0,06	0,02
Own AT	0,34	0,58	0,01	0,18	0,10
Own MT	5,97	7,48	8,78	10,36	11,19
Total Own Network	6,31	8,06	8,79	10,54	11,29
Observed by Customer	6,59	8,31	8,79	10,62	11,32
(*) Estimated values for December 2011

These indicators represent the average number of outages and downtime for each kVA of the transformers with Medium/Low Voltage and the contracted powers of Medium/High Voltage customers, i.e., the sole performance of Medium and High Voltage networks,

Together with the continuity indicators FMIK and TTIK, the international indicators System Average Interruption Duration Index (“SAIDI”) and System Average Interruption Frequency Index (“SAIFI”) are also reported, as recommended by IEEE 1366,

These indicators include the component of Low Voltage network and are analogous to FMIK and TTIK; however, the estimation base is currently the number of customers instead of kVA with Medium/Low Voltage, They offer the advantage of enabling a global network vision, but at the same time the importance of the affected facilities weighting is lost, as a residential customer with Low Voltage has the same indicator weight as a large customer with High Voltage, Continuity indicators, SAIDI and SAIFI series for the last 5 years were the following:

SAIFI (Times)	2007	2008	2009	2010	2011(*)
External AT	0,10	0,14	0,00	0,01	0,01
Own AT	0,42	0,53	0,05	0,25	0,15
Own MT	3,27	3,82	4,44	4,81	4,44
Own BT	2,21	1,21	1,18	1,34	1,08
Total Own Network	5,90	5,57	5,66	6,40	5,67
Observed by Customer	6,00	5,71	5,66	6,41	5,68

SAIDI (Hours)	2007	2008	2009	2010	2011(*)
External AT	0,10	0,09	0,00	0,03	0,01
Own AT	0,37	0,59	0,03	0,14	0,10
Own MT	6,77	8,19	8,54	9,80	10,92
Own BT	8,31	4,74	4,47	7,10	8,96
Total Own Network	15,45	13,52	13,04	17,04	19,97
Observed by Customer	15,55	13,61	13,04	17,07	19,98
(*) Estimated values for December 2011

In January 2011, adverse weather effects of heat wave occurred in December 2010 continued, with a remarkable impact on distribution networks. During that summer time, constant high temperatures exceeded historic marks recorded in the last 50 years.

Winter months had powerful storms, causing corridors with gale-force winds beyond 140 km/h. Just in one day, more than 100 interruptions in Medium Voltage and High Voltage networks were recorded due to that weather abnormality. Indexes value clearly reflect that impact.

The demand maximum historic value was registered on 08/01/11 with 4,336 MW, but the maximum energy delivery to the network was dated 07/01/11 with 84,2 GWh.

23,- PRODUCT QUALITY

When it comes to voltage and disruptions control campaigns as requested by ENRE Resolution 184/00, the required number of measurements were made during 2011, as well as the calibration and certification of the recording equipment park.

In accordance with the updating and replacement policy of disruptions control equipment, one new Harmonic control equipment and two Flicker control pieces of equipment (all nationally manufactured) were purchased during 2011. During 2012, according to the replacement policy, recording equipment to control disruptions will continued to be purchased, to replace the oldest ones, as the latter are manufactured abroad and their models import will then be interrupted and purchase of spare parts will be difficult.

Electrical parameters controlled by network disruptions recording equipment are being reviewed, emphasizing the early detection of potential diversions.

In such network points where punishable deviations were recorded in relation to the quality of the delivered technical product, systematic reports are issued to optimize investment focused on enhancing the quality of the product delivered.

Regarding customers’ claims measurements, ENRE continued increasing 7-day measurement percentage, instead of the usual 3-day measurements, and further requested a report on works to be carried out in the network to solve any deviation. To comply with the new ENRE requirements, that will imply all measurements to last 7 days, 50 single-phase pieces of equipment of voltage control and 5 three-phase pieces of equipment were purchased, all nationally-manufactured.

CHAPTER 3: SUPPORT TASKS

24,- HUMAN RESOURCES

NEW HIRES

2011 was a record year in the hiring arena. 267 new employees were hired, exceeding the number recorded in 2009 which was the year with the largest number of new hires.

55 % of these new hires were assigned to technical operation areas and 32% to business or administrative areas. Remaining new hires had specifically professional profiles assigned to other areas.

An annual average of 35 students should be added to the number of new hires above, working as trainees in different areas of the Company closely related to their studies.

JOBS

Focused on strengthening its corporate image in the labor market, Edenor actively attended conferences, tradeshows and events, such as Expo Zona Jobs and Engineering Fair organized by Worktek where the most important companies had the chance to contact talented candidates. Furthermore, relationship with Universities continued to be consolidated, by renewing or executing new Master Agreements with the most important education entities.

In June, for the third year in a row, Edenor launched the program called “Becas por más Energía 2012” (2012 Scholarships for more Energy), where Edenor, through Pampa Energía, offered staff’s children and family members the possibility to be awarded a full scholarship for electrical Engineering career at Instituto Tecnológico de Buenos Aires. Response to call for involvement was remarkably positive, with almost 60 students attending the conferences and 25 of them enrolling in the Program.

SCHOLARSHIP PLAN

In 2001, EDENOR continued with the Scholarship Program designed for University students and which is in effect for more than 15 years in a row, incorporating 38 new students.

2011 ANNUAL TRAINING PLAN

During 2011, the training plan comprised 231 activities focused on developing job position skills, both for operational tasks and management tasks, totaling 53,995 training hours for own staff and 5,226 hours for contractors’ staff.

Supplementary to the training plan, the “Program for certification of work-related skills” continued, with a workshop for facilitators addressed to the Company’s team of facilitators and the trade union members, successfully implementing the firsts tests and certifications of the Transmission Management staff.

The most important courses include t training courses for new technical employees and the “Supervisor Training Program” addressed to the Distribution and Marketing Division personnel. To supplement them, during 2011, 9 workshops were provided to heads and a series of workshops for heads and supervisors focused on improving performance of teamwork.

Launching of the new business system CC&B stands as another of the most important training courses. First stage in implementation for the area of Large Customers comprised a series of training courses on the new system.

As every year, training activities focused on Safety, Environment, Quality and Safety in public thoroughfare issues continued. Additionally, courses on ongoing professional training, English language and courses addressing attitude-related issues were delivered to professional staff and mid-level managers.

To supplement the courses delivered by the Company on a yearly basis, a new tool called “Time for Training” (“Momento de Capacitación” (MC) was implemented. It is an online application that provides a prompt explanation of non-complex issues that require to be updated, with no need of in-person training.

Cooperation agreement with Universidad Tecnológica Nacional, Regional Pacheco, continued to train contractors’ staff.

Certification of work-related skills

Edenor signed a three-party agreement with the trade union Sindicato Luz y Fuerza and the Ministry of Work to start a program of certification of work-related skills for workers. During the first stage, it was resolved to certify workers of the Transmission Management.

This initiative consist in recognizing the “how-to-do knowledge” of workers, certifying their skills as tested in a working situation.

During 2011, the last stage continued to be developed, which deals with the design of standards of “Certification of Work-related Skills” and the workshop “Training of facilitators”, and the whole project was presented with the participation of facilitators, both from the trade union and from Edenor.

In December, the relevant tests were taken at the different workstations, thus resulting in the first certifications.

MASTER’S AND POSTGRADUATE DEGREES

As every year, in 2011, participation in higher studies was further promoted, awarding scholarships that cover between 50% and 100% of the cost of education. Edenor encourages professional workers to obtain Master’s and Postgraduate degrees, and to attend seminars, congresses and update courses held in external institutions.

STATISTICS OF THE YEAR

Total Training Hours	53,995
Operative Training Hours	47,884
Managerial/Development Hours	6,111
Hours/Man	20
Conducted Activities (without repetitions)	231
Trained Staff (without repetitions)	1,504
Hours of Training to Staff of Contractor Companies	5,862

25.- IT AND TELECOMMUNICATION

Throughout 2011, the IT Plan and the Telecommunication Plan continued to be implemented.

IT

●     In September, the first phase of the new commercial system CC&B (CustomerCare&Billing) was finally implemented, under a license purchased from Oracle, covering commercial management of Large Customers. This stage represented an important achievement for the Company. Subsequently, the second stage of the project was started, with the main goal of incorporating remaining customers (small and mid-sized demands). Implementation is scheduled by mid-2012.

To support the new operation involving more tan 2.6 million of clients, a new state-of-the-art hardware (HP Superdome) was purchased and the Storage System (Sistema de Almacenamiento, SAN) was expanded.

●
In April, Edenor institutional web was implemented, materially changing its layout and navigation. Furthermore, the Intranet replacement began, using the tool Microsoft Sharepoint. The Project also involves the construction of collaboration spaces for different areas of the Company. Its completion is scheduled for the first quarter 2012.

●
Under the IT Updating process, most of the structure of Surrounding Safety (Firewall, IPS, Load Stabilizer, Proxy and Proxy Director) was replaced. In addition, the authentication system was updated by means of tokens for remote access and Blade-type servers with display to lodge non-productive environments were purchased and installed. Further, UPS and electric dashboards were replaced, to support new equipment.

●	In October, the SAP implementation in subsidiary EDEN started, for the purposes of installing EDENOR model with all its features. Completion is expected by June 2012.

●
As from December, the first stage of Res. 1301/11 described above was implemented. During January, partial reductions were conducted based on geographical location of residential customers or based on the voluntary waiver presented at the web site of the Ministry of Planning.

●	As regards the different administrative systems, many initiatives were launched, to wit:
	o	Implementation of the Sugar CRM system to optimize assistance provided to customers by handling queues.
	o	Implementation of the new version of product Meta 4 to manage personnel
	o	Optimization of tool SAP SRM for an improved management of Purchases.

●	Under the requirements of the Sarbanes–Oxley (SOX) act, projects have been carried out to improve different aspects of System administration.

	o	Altiris tool was finally implemented, permitting an efficient stocktaking of IT assets (pc, servers, switch, etc.)
o
File Classification project began jointly with the Control Management, comprising core Systems of Edenor and which will allow for an accurate analysis of risks maps. Aspects to be analyzed include: availability, completeness and confidentiality.

●	As part of the project to implement a new Safety Plan, many actions were taken:
	o	Supply to users of the commercial system (CC&B) was incorporated to the identity management system (IDM).
	o	A risk matrix for the commercial system (CC&B) was defined, and its management was incorporated to SAP-GRC.
o
Microsoft NAP was implemented in the Libertador Building to provide more safety for Wi-Fi access. In addition, a portal was implemented to provide internet visiting services to suppliers and/or advisors.

	o	A new regulatory framework was drafted to support the Safety Policy.

Telecommunication

●
1000 km. of optic fiber were deployed on Low Voltage posts between Edenor and CyCSA in the districts of Vicente López, 3 de Febrero, Morón, Matanza and Hurlingham. Through this laying the process of providing Fiber Optic connectivity to 16 Substations was started: SE Luzuriaga, SE. San Justo, SE. Matanza, SE. Ramos Mejía, SE. Morón, SE. Malaver, SE. Migueletes, SE. Caseros, SE. Hurlingham, SE. Suarez, SE. Villa Adelina, SE. Munro, SE. Sevel, SE. Casanova, SE. Laferrere, SE. Catán), 3 Business Offices (OF. Laferrere, OF. Catán and OF. Tapiales) and the area Morón (San Justo Building). These actions allow the Company to improve availability of Telecommunications networks, expand their Transport capacity and have more capillarity thereat to bring secure communications to the Transformer Centers.

●
Call Centers with IP technology were implemented, installing 100 workstations. A new IP Recording system was implemented for calls from Call Centers, allowing for centralized recordings of the 3 Customer Service Centers (Capital City, Tucumán and Guzmán Building).

Additionally, a new IVR platform was installed, with further features and capacities for customer services. Its start-up is scheduled for February 2012.

●
Refurbishing and moving to the new location of Operations and Maintenance of Telecommunications adjacent to Substation Austria were carried out. This new facility has a Telecommunication Network Control and all the Maintenance staff.

●
For the purposes of refurbishing Substations, switches compatibles with standard 61.850 were purchased. At present, they were installed in Substations Malaver, Matheu and Pilar. Remaining equipment will be installed in the first six months in 2012.

●
Trunking system frequencies were migrated and it was reprogrammed as requested by CNC (Comisión Nacional de Comunicaciones). The system is now prepared to be used in case of emergences, if the Nextel System fails.

●	In 2001, the following works were carried out in Substations:

	o	Start-up of Fiber Optic laying for the tranche Costanera-Malaver Substations and connectivity was provided to SACME.
	o	Installation and start-up of Air Conditioning in Communication Rooms in Matanza, Pilar, Hurlingham and Tigre Substations.
o
Provision, installation, reception and start-up of the Access Control System to Paso del Rey Substation, Austria Substation (Telecommunication area) and Works in Luzuriaga and Pantanosa Substations were completed.

	o	Provision and start-up of a Multiplexor piece of equipment to be incorporated the Paso del Rey Substation to Edenor’s Communication network.

●	As regards improvement initiatives, many actions were deployed in Telecommunications:
	o	In September 2011, a Digital Bann Posting System was installed in Libertador Building in 10 floors, allowing Human Resources to dynamically spread Corporate information.
	o	Communication platform of Alpha energy was migrated in 18 Substations to an IP solution supported by the Corporate Network.
o
A Communication pilot was mounted on PLC technology (power line communication) for the purpose of providing Communications to Telecontrol systems on Transformer Centers (Centros de Transformación, CT). 2 CT were successfully connected to the Substation Güemes to communicate to a remote Telecontrol.

●
For the purposes of securizing, updating and expanding the Telesupervision system of OF Cables, design was laid out and materials were purchased to install and change the Telemeasurement solution of oil pressure for OF Cables. The scope of this stage is to update 20 remotes and install 5 new. Those tasks are scheduled to be completed by the first quarter in 2012.

CHAPTER 4: RELATED PARTIES

26.- DESCRIPTION OF THE ECONOMIC GROUP

Edenor is a company under Pampa Energía S.A.’s control, the largest integrated energy company in Argentina. Pampa Energía S.A. is a publicly-held utility company listed at the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires) (BCBA: PAMP) and at the New York Stock Exchange (NYSE: PAM). Its executive officers have outstanding track record and experience in energy investments in Argentina since 2005.

Through its subsidiaries, Pampa Energía S.A. participates in the generation, transmission and distribution of electricity:

In generation, it has:

●	Nihuiles Hydroelectric Power Station
●	Diamante Hydroelectric Power Station
●	Güemes Steam Power Station
●	Piedra Buena Steam Power Station
●	Loma de la Lata Steam Power Station
●	Central Térmica Piquirenda

In transmission, it has:

●	Transener
●	Transba

In distribution, in has:

●	Edenor
●	Eden
●	Edesa
●	Esed
●	Edelar
●	Edesal

27.- MOST SIGNIFICANT OPERATIONS WITH RELATED PARTIES

Financial Services Agreement with EASA

On April 4, 2006, the Company signed a Financial Services Agreement with Electricidad Argentina S.A. (EASA), under which EASA shall render advisory services, as well as services related to the potential development of new business lines consistent with the corporate purposes of the Company. Services to be developed by EASA include assistance and advice regarding the financial return; group of financial generation and decision making process of the Company; commitment by financial advisory companies and development of new financial products; restructuring of the Company’s commercial and financial debt and the feasibility, profitability and implementation of new businesses, derivative hedging and strategies; relation with local and foreign financial entities; financial aspects of the process of rate renegotiation; and concession contract and annual budget of the Company.

The agreement shall be in force for five years as from September 2005, and each of the parties may terminate it at any time without any cause with notice given at least 60 days in advance. The consideration to be received by EASA is of US$2 million per year, plus VAT.

In April 2008, the Company’s Board of Directors approved an amendment to the agreement executed with EASA, by means of which the amount to be paid by the Company as consideration for the services rendered by EASA was increased to US$2.5 million, plus VAT, payable retroactively from January 1, 2008.

Moreover, on August 26, 2010, a new amendment to the originally-executed Agreement was signed, extending the term of the agreement by five years as from September 19, 2010. Said amendment was approved by the Company’s Board of Directors at the meeting held on August 31, 2010.

Agreement with Comunicaciones y Consumos S.A.

On March 16, 2007, the Company executed an agreement with Comunicaciones y Consumos S.A. (“CYCSA”), according to which it granted CYCSA the exclusive right to render telecommunication services to the Company’s customers through the use of its web site, in accordance with Decree 764/2000 of the Argentine Executive Branch, which contemplates the integration of voice communication services, the transmission of information and images through the existing infrastructure of energy distribution companies like the Company. Under the provisions of this agreement, CYCSA shall be responsible for all expenses related to the maintenance and adjustment of the Company’s web site to be used in the rendering of its telecommunication services. The agreement shall be valid for a term of ten years from the date the license for the rendering of CYCSA telecommunication services is approved. The agreement also contemplates its automatic renewal at the expiration of each term for subsequent 5-year periods, unless any of the parties notifies otherwise with at least 120 days prior to the expiration of the relevant period. Pursuant to the agreement, CYCSA shall make periodic requests to access the Company’s web site, which the Company shall evaluate and authorize depending on the capacity available in its web site. In exchange for the use of its web site, CYCSA shall give the Company 2% of its annual charges to the customers, before taxes, as well as 10% of income obtained from the rendering of its services. Also, CYCSA shall indemnify the Company against any liability arising out of the rendering of its services through its web site. The contract was executed subject to the condition that CYCSA had to obtain the telecommunication license in a term of 180 days from its execution, which were provided to be subject to extension. In this respect, on November 7, 2007 and May 7, 2008, the Board of Directors authorized such term extensions to obtain the license referred to, which was eventually granted by Resolution 179/2008 of the Argentine Communications Secretary.

Furthermore, on October 27, 2008 the first exhibit to the contract of Granting of Permission for the Use of the Energy Distribution Web was executed, by means of which the Company granted CYCSA the right to use posts and airline towers of high, medium and low voltage and ducts and/or triple ducts that accompany the pipes of high, medium and low voltage for the installation of optical fiber belonging to CYCSA, subject to the condition that said optical fiber does not affect the normal rendering of the Public Service. Also, such exhibit grants the Company the right to use part of the capacity of the optical fiber to be installed. It is worth noting that the Company’s Board of Directors resolved to approve the above mentioned exhibit in its meeting held on November 5, 2008.

Likewise, in November, 2008 the second exhibit to the contract was executed, extending the term of validity from ten to twenty years, counted as from its effective date. In this respect, the Company’s Board of Directors approved the above mentioned exhibit on December 18, 2008.

Agreement with Préstamos y Servicios S.A.

On March 16, 2007, the Company executed an agreement with Préstamos y Servicios S.A. (“PYSSA”), a financial services company, under which it agreed to grant PYSSA the exclusive right to render its direct and marketing services through the use of its facilities and mail services. As part of this agreement, the Company agreed to establish special modules in some of their offices through which PYSSA shall offer its financial services and lending services to the Company’s customers. Furthermore, the Company agreed to include marketing material for PYSSA in the mail sent to its customers, including bills. The agreement shall be valid for five years and its validity shall be automatically renewed by subsequent periods of five years, subject to the right of the Company and of PYSSA to terminate the agreement by means of a notice given at least 120 days prior to the expiration of the relevant period. Under the provisions of the agreement, PYSSA shall pay the Company the 2% of its monthly charges to the customers, before taxes, as well as 10% of income obtained from its services Also, PYSSA has agreed to indemnify the Company against any liability arising out of the rendering of its services. The agreement provided that its validity was subject to the authorization of the ENRE, which rendered a favorable decision by means of its Resolution No. 381/2007.

The activities linked to the mentioned contract are temporarily suspended in the Company’s offices.

Pampa Energía S.A.’s offer to purchase EGSSA

On October 3, 2011, the Company received an offer from Pampa Energía S.A. (PESA) to acquire, under a purchase subject to the condition precedent, 78.44% of the shares and voting rights of an investment company to be incorporated, which will hold 99.99% of the shares and voting rights of EMDERSA Generación Salta S.A. (“EGSSA”) plus the 0.01% of the capital stock of EGSSA owned by the Company.

The purchase entails the condition precedent to cause EMDERSA’s spin-off in a maximum term of 24 months as from the date of acceptance of the offer. Total and final price of sale agreed-upon for this transaction amounts to US$10,849 million, payable in two installments; the first installment of US$2,170 million was repaid on October 31, 2011 as partial payment of the price and the second one, of US$ 8,679 million to be repaid 24 months following the date of acceptance of the offer by the Company, i.e. October 11, 2011. The amount above accrues interest at an annual rate of 9.75%, payable on a six-month basis.

Furthermore, the offer implies PESA’s undertaking to make every repayment without any penalty whatsoever or to otherwise acquire, on October 31, 2011, by means of an assignment, the financial loan granted by the Company to EGSSA for an amount equal to US$4,170 million, plus interest accrued up to repayment date, which was timely paid by PESA.

The Agreement particularly provides that five days after the spin-off, the Company will transfer, free of any lien, the shares to PESA, and PESA will create a pledge on them in favor of the Company as a collateral for the full payment of the price balance. As from the initial payment date, provided the initial payment was made, EGSSA’s management will be vested on a Board of Directors that the Seller will cause to be appointed in accordance with the Purchaser’s proposal, which will consist of 5 regular directors and 5 alternate directors, of which four (4) regular directors and four (4) alternate directors will be appointed by the Purchaser and one (1) regular director and one (1) alternate director will be appointed by the Seller.

In the event the condition precedent is breached, the amount of the initial payment of the price will be reimbursed to PESA in a 5-day term, plus interest at an annual rate of 6% calculated as from the initial payment until date of actual payment.

Loan with Pampa Energía S.A.

On March 4, 2011, the Company signed an agreement with Pampa Energía S.A., under which the latter granted a loan for US$5 million at an annual rate of 5% and for a 2-year term. The loan was used to finance several investments that the Company intended to carry out as per the business plan. The loan was prepaid on November 3, 2011.

Intercompanies Loans

On April 29, 2011, the Company signed loan refinancing agreements with EDEN, EDESAL, EDELAR and EDESA related to the loans granted at the time of acquiring those companies and for the purposes of restructuring their financial liabilities. Total refinance amounts were AR$80 million with EDEN, AR$31,178 million with EDELAR, AR$131,320 million with EDESA and AR$37,503 million with EDESAL, all for a nominal annual rate of 16% and interest payments maturing every six months, on October 31, 2011 and April 30, 2012. The term of loans was one year, then maturing on April 30, 2012. All loans were granted under regular market conditions for this type of transactions. On October 25, 2011, EDESAL prepaid its financial loan.

On November 3, 2011, the Company granted a loan to EDEN for thousands of US$3,100 at an annual rate of 8.50% and maturing on November 2, 2012.

On July 8, August 5 and December 29, 2011, EDEN repaid thousands of US$2,000, US$2,500 and US$1,500 respectively, as prepayment of the loan granted by the Company. Balance as of December 31, 2011 totaled US$256,344.

Legal advice

Javier Errecondo, Diego Salaverri and Santiago Dellatorre are partners of the law firm Errecondo, Salaverri, Dellatorre, González & Burgio, which regularly renders legal advisory services to the Company. Dr. Errecondo is a regular member of the Audit Committee. Dr. Salaverri is the Regular Director of the Company. Dr. Dellatorre is the alternate member of the Audit Committee.

CHAPTER 5: CORPORATE SOCIAL RESPONSIBILITY

28.- CORPORATE SOCIAL RESPONSIBILITY

In Edenor, Corporate Social Responsibility means:

“a company’s responsibility for the impact of its decisions and activities on society and environment, through an ethics-driven and transparent behavior that:
• contributes to the sustainable development, including society health and wellbeing;
• takes into consideration expectations of all parties involved;
• abides by the laws in force and is consistent with the international standards on behavior; and
• is applicable throughout the organization and effectively put into practice in its relationships.”1

This activity is voluntarily developed and independent of compliance with all the obligations imposed by the rules in effect.

ISO 26,000 International Standard

Edenor is part of the Argentine experts’ Committee, operating in IRAM scope, with representation powers before ISO, responsible for ensuring proper use of ISO 26000 standard.

Global Pact

In March 2011, the Communication of Progress was presented, informing progress by Edenor regarding promotion of the ten principles of the Pact.

Said Communication complies with the commitments undertaken by Edenor as regards this voluntary initiative.

IDEA- ADEERA and other business exchanges

Edenor continued presiding over the Commission on Social Business Responsibility of IDEA. Throughout 2011, actions were taken on the Human Rights issue.

It also coordinated the Environment and Safety Commission of the Association of Distribution Companies of Electrical Energy of the Argentine Republic (Asociación de Distribuidores de Energía Eléctrica de la República Argentina, “ADEERA”). At such meeting, sector problems were discussed, in particular, aspects related to risks at work and the best labor practices aimed at minimizing accident risks.

In promoting sustainable development, Edenor continued working with CEADS on the promotion of initiatives of Social Responsibility and business study cases, further creating an interaction process with the Argentine authorities aimed at promoting corporate practices focused on this industry sustainability.

Report on Sustainability

With the experience gained after submitting Edenor’s First Report of Sustainability, the 2011, Edenor presented the second report with information related to the 20009-2010 activities performed. The purpose of this report is to be a tool, on one hand, to manage and, on the other hand, to communicate transparence of values, principles and results.

Integrated Management System

During November 2011, the IRAM Certification Argentine Authority (Organismo Nacional de certificación IRAM) audited the Integrated Management System.

1 1. ISO 26000 Standard, Guide on Social Responsibility, 2010.

All the Company’s processes were assessed based on the criteria defined by ISO 9001, ISO 14001 and OHSAS 18001 standards on Quality, Environment, Industrial Safety and Occupational Health, respectively. Consequently, Edenor received the Certificate of the company as a whole under the three international standards.

29. INDUSTRIAL SAFETY

Certification of Management under OHSAS Rule 18,001

The management of Industrial Safety is conducted as part of the Integrated Management system, and in what is specifically related to Security, the system is certified under OHSAS Rule 18,001 since 2005.

In November 2010, the Argentine Institute of Standardization and Certification (Instituto Argentino de Normalización y Certificación, IRAM) carried out the preservation audits and expansion of the scope of OHSAS 18001:2007 Certification. With the incorporation of Technical Assistance and Preventive Maintenance and Project and Technical Documents areas to Safety and Occupational Health scope, Edenor achieved the goal of certifying all its processes with said standard.

Safety and Occupational Health and Public Security Management Program

The 2010 scheme for identification of Dangers and Risk Evaluation, inspection of works and building and accident ratios laid the basis to define the objectives and goals for 2011, which were included in the Integrated Management Program. The following objectives stood out among others:

●	Reduction by 15% of accident frequency ratio for own staff
●	Reduction by 15% if the accident severity ratio for contractors’ staff
●	Reduction of the number of deviations related to the use of PPE and ESC with respect to the 2010 goal
●	Implementation of IRAM No. 3625 standard on working in confined spaces
●	Optimization of working conditions in stations
●	Sharing of safe work practices
●	Adjustment of conditions in Edenor’s premises to the Customers’ expectations
●	Incorporation of new Safety technologies and procedures

Qualifying training for employees

Throughout the year, the industrial safety division provided training on prevention of electric risks. This course is addressed to all employees operating the electric network in Edenor’s concession area. Employees must pass this course to be qualified to operate the medium and low voltage network. This training is coupled with several medical, physical and psychological exams and a technical approval by the worker area.

After passing the course, the Company provides a certification to the employee, so as to guarantee the employee’s qualification and to prevent any risks related to the operation of the network.

Joint Commission on Hygiene, Occupational Health, Safety and Environment

This commission is made up of representatives of Edenor and of “Luz y Fuerza” trade union, and it is intended for the exchange of information about accidents or events at work and the discussion of the reasons of their occurrence, as well as the risk conditions of each task from an overall point of view. This commission further verifies hygiene and safety conditions of the different facilities of the Company and acts as an advisory body in the analysis of occupational health and safety-related improvements and environmental aspects of the personnel’s tasks.

Technology innovation

Incorporation of fireproof protection

During 2011, Edenor used its best efforts to implement the fireproof fabric technology in working clothes provided to employees exposed to electric risks, for the purposes of minimizing any possible electric accident. This action was applied to all the Company’s operative personnel.

Participation in congresses

●	Instituto Argentino Seguridad

In April 2011, Edenor participated in XIV° Congreso Argentino de Seguridad, Salud Ocupacional, Recursos Humanos, Medio Ambiente y Comunidad (Argentine Congress on Safety, Occupational Health, Human Resources, Environment and Community). In such congress, the Company received the 1° prize to the best posterboard on accident prevention.

●	Comisión de Integración Energética Regional

In August/September 2011, in the City of Salta, CIER held its “V Congreso de Trabajos con tensión y seguridad en transmisión y distribución de energía eléctrica y mantenimiento sin tensión de instalaciones de AT” (Congress on Works with Voltage and distribution of energy and non-voltage maintenance of High Voltage facilities), at which the Sustainable Development Management submitted the paper “Implementación de Indumentaria de Trabajo Ignifuga” (Implementation of Fireproof Work Clothing).

30. PUBLIC SAFETY

Third Party Accidents in the Public Thoroughfare

Throughout 2011, there was a reduction of 30% in accidents occurred in the public thoroughfare related with Edenor supplies, compared with 2010, maintaining the decreasing trend since 2006.

NUMBER OF ACCIDENTS 2006-2011

The method of review of all Edenor’s facilities clearly proved, once again, to be effective, and this task was verified by relating the number of irregular conditions detected with the number of accidents.

Relationships with Customers and Municipalities

Based on the analysis of accidents in the public thoroughfare during 2011, it may be concluded that most of these accidents (76%) are caused by third parties’ negligence (users, other utility companies and workers hired by municipalities or by contractors). Out of this group, 60% of accidents are caused by customers’ actions while remaining accidents are caused by personnel of Works in Progress as a consequence of their handling of compartments.

It should be highlighted the actions jointly taken with Municipalities in connection with delivery of information to their personnel and contractors on care and recommendations to consider while performing works close to electric installations, which are reflected in the remarkable reduction in the number of accidents that took place during works performed by these entities both in underground and overhead networks.

Tips addressed to the public on Public Safety were posted in different media and included in bills.

The Company continued its contacts with schools presenting safety programs to which approximately 79,000 students had access in 146 premises.

Certification.

During 2011, IRAM Audit of the Public Safety System was successfully conducted as per Resolution 311/2001, and the Company certification of such System was preserved.

31. MANAGEMENT OF QUALITY

As part of the Integrated Management System, the Quality management system is certified under ISO 9001 standard since 1999, and in 2011 the certification was preserved with the updated version (ISO 9001:2008).

Participation in IRAM

Participation in IRAM Quality Management Committee, the Quality Management Systems Sub-Committee and Supporting Technologies Sub-Committee, as ISO representative in Argentina, continued; in such committees, the international agenda related to that topic, its application to the local field and the review of Quality-related rules are discussed.

32.- ENVIRONMENTAL MANAGEMENT

Edenor is certified by 14001 standard since 1999.

Environmental impact

In 2011, Edenor prepared the Environmental Impact Assessment Reports to obtain the Public Need and Interest certificates (certificados de Necesidad y Conveniencia Pública) issued by ENRE as well as the Environmental Fitness Certificates issued by the Provincial Entity for Sustainable Development (Organismo Provincial para el Desarrollo Sostenible) of the Province of Buenos Aires, for the following works: Expansion of Substation Urquiza and Substation Gral. Rodriguez, Electroduct Malvinas Pilar 132 Kv, Construction Substation Tecnópolis and Construction Substation Olivos.

In addition, seeking to improve its customers’ quality of life at all times, Edenor obtained the Environmental Fitness certificates for each of its warehouses thanks to its proper handling and final disposal of hazardous waste. Said certificates were granted by the Provincial Entity for Sustainable Development (Organismo Provincial para el Desarrollo Sostenible) of the Province of Buenos Aires and their scope dates back to the initial start-up of operations according to regulations, i.e. 1997 up to date.

Electromagnetic Fields at Medium and Low Voltage Transformer Centers

During 2011, Edenor was committed towards a monitoring program of those transformer centers located at places considered important for the population. 94 chambers were inspected, analyzing not only the regulatory compliance under Energy Secretariat Resolution 77/98 but also considering the intended use of premises adjacent to the centers so as to identify any possible current or future influence of emissions of electromagnetic fields from electrical equipment.

After analyzing the data gathered from Environment, Rules and Distribution Facilities areas and Maintenance technical sectors of operative areas, 12 chambers were adjusted, as applicable, considering the building and economic existing conditions for their adjustment.

Carbon Footprint

In 2011, in order to enhance the consistency of the Sustainable Development policy, Edenor gathered information to complete the 1st Inventory Phase of GHG emissions (Greenhouse Gases). This action was developed together with CEADS (Consejo Empresario Argentino para el Desarrollo Sostenible) and was based on GHG Protocol of World Business Council for Sustainable Development and World Resource Institute.

33.- EDUCATIONAL PROGRAMS

As for the last 16 year, Edenor continues with the contest “Cien libros para nuestra escuela” intended for elementary schools located in zones with unsatisfied basic needs within the area of concession. By the end of 2011, the Company delivered more than 88,000 libraries.

Further, the program “Conexión al futuro” (“Connection with the Future”) continued to be developed involving visits to different elementary school within the area of concession and an educational and participatory workshop the main central theme of which was electrical energy, teaching children about electricity and its history, where it comes from and how it reaches their homes, necessary caring when handling it and its efficient use.

This activity, among other, as well as the Web site www.edenorchicos.com.ar are part of the Educational Programs developed by the Company aimed at bringing Edenor closer to children, by spreading an education message strongly emphasizing safety and efficient use of electricity.

34.- ACTIONS WITH THE COMMUNITY

Maratón Solidaria 2011 (2011 Marathon for Solidarity)

On May 15 2011, in the neighborhood of Palermo, the 10th Maratón Solidaria (Marathon for Solidarity) for the benefit of Fundación Garraham and Hospital de Niños Dr. Ricardo Gutiérrez was held and Edenor participated, for the tenth year in a row, as sponsor of this important event.

“10 Casas por + energía” (10 Homes for + energy)

In a context where energy stands as an asset contributing to life quality of many families, Edenor continued working to secure sustainable access to energy for poorest homes, with an environmentally-responsible use of it. Though since 2006, Edenor works hard to incorporate energy efficiency criteria to social homes, this year it joined efforts with the Embassy of Germany in Buenos Aires, Municipality of Moreno and the foundation Fundación Foro de Vivienda Social y Eficiencia Energética, to progress with the creation of the first energetically-efficient neighborhood in Argentina, in an attempt to reach 100 efficient homes (“100 Project”).

In December 2011, 130 social homes were opened in the neighborhood La Perla, in Moreno, and in 23 of those homes, Edenor and its partners installed solar collectors to heat water, in addition to a training program for all residents of that neighborhood on Sustainable Use of Homes, assessment and evaluation, both technical and social, of the development of the program and its outcomes.

Supportive campaigns in bills

During 2011, supportive campaigns continued, by including in bills of Rate 1 customers (residential customers), information different public welfare organizations. This action is aimed at raising awareness and informing customers on different matters affecting their community. Campaigns developed during the year include:

●	“Iluminemos juntos el futuro de nuestros chicos” (“Let’s Light up our children’s future together”) by Cooperadora del Hospital Dr. Ricardo Gutiérrez:
●	“Insultos” (“Insult”) by Asdra (Asociación Síndrome de Down de la República Argentina).
●	“Trabajamos para ayudar a que sea más fácil respirar” (“We work towards easier breathing”) by Fundaler (Fundación para el Estudio del Asma y otras Enfermedades Alérgicas).
●	“Podes ser celíaco” (“You may suffer celiac disease”) by Celiaco (Asociación Celíaca Argentina).
●	“Juntos” Conciencia sobre el Cáncer de mama by (“Together” Awareness on Breast Cancer) by Estée Lauder Companies together with OSIM (Obra Social de Actividades Empresarias)

These campaigns are also posted in Edenor web site to continue supporting those organizations in line with Edenor’s standpoint on Corporate Social Responsibility.

Campaigns of Communication with Customers through bills and Business Offices

Edenor’s aim is constantly communicating with its customers and promoting environmental awareness and on safe and efficient use of electricity. This aim is fulfilled by different means, such as, a bimonthly newspaper distributed to 2.5 million of residential rate customers with their electricity bill.

Buenos Aires, March 8, 2012

The Board of Directors

RICARDO TORRES

President

CORPORATE GOVERNANCE REPORT

CNV General Resolution 516/2007

Introduction

Edenor, through its Board of Directors, has prepared this Corporate Governance report in compliance with General Resolution No. 516/2007 passed by the Argentine Securities and Exchange Commission (Comisión Nacional de Valores, “CNV”).

Scope

1.	Issuer – Economic Group Relation

The Company’s Board of Directors held a meeting on February 26, 2008, and approved the Policy on how to conduct operations with the Company’s securities. In accordance with such Policy, the Company defined internal rules and procedures applicable to all operations to be carried out with the Company’s securities, which are subject to restrictions imposed for the purposes of meeting the transparency standards related to the nature of the relevant information to which not only Edenor’s personnel but its related companies’ personnel may have access. In addition, as regards operations involving a relevant amount and that the Company intends to conduct with all those individuals and/or legal persons that, in line with the provisions of section 73 of the Public Offer Transparency Regime, Decree No. 677/2001 (“Transparency Decree”), are considered “related parties”, they are reported to the Audit Committee, which renders an opinion thereon prior to the Board of Director’s consideration of the particular issue, and consequently, those internal rules and procedures are intended to reasonably ensure that the operations with “related parties” are conducted under market conditions as by and between independent parties, and, to that end, they shall be subject to this specific procedure of prior opinion and control carried out under the Company’s Legal Affairs Management’s coordination and which involves both Edenor’s Board of Directors and Audit Committee.

Furthermore, in compliance with the provisions of sections 5.a) and 73.b) of the Transparency Decree, all operations involving a relevant amount conducted by the Company with its related parties are immediately reported as “relevant event” both to the CNV and to the markets where the Company’s securities are listed.

Finally, the financial statements as at December 31, 2011, in their respective notes, include a paragraph where the operations of the Company with its related parties are broken down.

2.	Incorporation to the By-laws

General responsibilities set forth in Resolution 516/07 are included in the overall Framework of Edenor’s By-laws, which contemplates certain aspects of the Act, which sets forth provisions on the appointment of members of the Board of Directors and of the Audit Committee, general and specific responsibilities of those bodies. In addition, there are internal rules and procedures as regards conflicts of interests and based on the provisions of the Transparency Decree. Additionally, the Rules of Procedure of the Audit Committee, which is registered with the CNV, specifically contemplate the provisions of such decree. Consequently, the Company’s Board of Directors considers that for the time being it is not necessary to amend the Company’s By-laws for the purposes of expressly and specifically incorporating any or all the recommendations of the Act.

On the Board of Directors in General

3.	Responsibility for the Company’s Strategy

Edenor’s Board of Directors actively participates in and is highly involved with the Company’s Administration and in preparing and approving the policies and general strategies tailored to each particular moment of the Company. For the purposes of analyzing and adopting decisions related to those and other issues, the Company’s Board of Directors holds meeting on a quarterly basis, or sooner if so required by the corporate issues.

As regards Business Corporate Responsibility (Responsabilidad Social Empresaria, “RSE”), please refer to the main section of the Annual Report to find a description of all the RSE projects fostered and developed by the Company in 2011.

4.	Management Control

As mentioned in the item above, the Company’s Board of Directors closely follows-up, controls and monitors the implementation of general policies and strategies, of the compliance with the Budget, the annual plan and the corporate goals and proper performance of the Company’s management.

5.	Information and Internal Control. Risk Management

In order to ensure proper operation of the internal control system, Edenor has an Internal Audit Management that develops its action plans to render an opinion on, among other aspects, the effectiveness of the internal control. The Internal Audit Management reports directly to the Audit Committee, as this is the body responsible for overseeing all the tasks carried out by this Management and, in this sense, it regularly analyzes at its meetings the reports specially prepared by the Internal Audit.

Furthermore, the Company has patterns and a mapping of significant business risks, which were prepared following the method established by the best practices as regards risk administration and management. In that context, the Company’s Audit Committee is informed by the Internal Audit Management of the conclusions resulting from the application of this management model and the actions to be implemented in relation to the risks identified, monitoring the continuous update of patterns and risk mapping.

6.	Audit Committee

Members of the Audit Committee may be proposed by any of the members of the Board of Directors, including its Chairman. At the time of their proposal, if they are independent, that status is verified, in accordance with the rules of independency established by the CNV, as well as other issues that may be considered aspects that would affect independence (see item 12).

7.	Number of Directors

The Board of Directors is composed of twelve regular directors and twelve alternate directors appointed by the Company’s Shareholders’ Meeting. Based on the tasks performed by the Board of Directors and on the Company’s flow of business, the Board of Directors considers that it has the appropriate number of directors to duly perform its duties in line with the Company’s complex structure and the remarkable extent of the businesses carried out by it.

Besides, the number of directors and the number of independent directors fall within the limits fixed by the legal rules in force (See item 12).

Finally, the members of the Board of Directors have made up the Audit Committee and the Executive Committee, whose tasks were clearly specified and expressly approved by the Company’s Board of Directors.

8.	Members of the Board of Directors

The Board of Directors considers that it is neither relevant nor necessary to have a policy on the Board of Directors to be composed of the Company’s former executive officers.

9.	Participation in Several Companies

The Board of Directors considers that it is neither convenient nor necessary to limit the Company’s Directors’ and Auditors’ participation in other companies where they may hold the same positions. We believe that existing legal limitations on this matter, along with the directors’ and auditors’ liability regime, are enough and ensure proper performance of the Company’s directors’ and auditors’ duties.

10.	Evaluation of the Board of Directors’ Performance

Notwithstanding if the individual performance of the Company’s directors is approved or not by the Company’s Shareholders’ Meeting, the Board of Directors, through the Audit Committee, has implemented the “Annual Self-evaluation Questionnaire”. The Questionnaire is intended for directors themselves to evaluate their own performance as members of the Board of Directors, considering it as a collective body, and not the individual performance of its members.

11.	Directors’ Training and Development

All the members of the Company’s Board of Directors are well-recognized businessmen and/or professionals who render services with the highest standards of professional quality. Notwithstanding that, the Company’s Human Resources Department develops training plans throughout the year based on the different particular needs.

In addition, the members of the Audit Committee were trained on different special issues, in close relation to their duties within such body, throughout 2011 fiscal year as part of the training process planned for them.

Directors’ Independence

12.	Independent Directors

In compliance with the provisions of section 4, Chapter XXI of the CNV Rules, as regards each appointment of directors, whenever candidates are put forward to be considered by the Shareholders’ Meeting, the latter is informed, before this issue is voted on, of the status of independent or non-independent of each candidate. After the meeting is held, in compliance with the provisions of the CNV Rules, within the 10-day term following the appointment of directors, the CNV and the markets where the Company’s securities are listed are informed of the personal data of each director and whether he holds the status of independent or non-independent (the non-independent status is evidenced by an affidavit signed by the director).

In addition, Edenor has an Audit Committee fully comprised of independent directors in compliance with U.S. rules and the Sarbanes-Oxley Act and related provisions of the Securities Exchange Commission (SEC).

13.	Appointment of Executive Managers

Appointment of top managers of the Company is the outcome of a recruitment process jointly carried out by the Company’s executive officers who, whenever they deem it necessary, submit to the Board of Directors’ consideration the relevant resolutions and appointments.

14.	Number of Independent Directors

The Company has no formal policy on a minimum number of independent directors who shall be members of the Board of Directors. However, Edenor’s By-laws provide that, as long as Edenor makes public offers of its shares, it is required to have an Audit Committee composed of, at least, a majority of independent members, to be appointed by each class of shareholders. The same criterion is reflected in section I of the Rules of Procedure of Audit Committee; however, such body is presently comprised of all independent members.

Furthermore, as regards the public disclosure of each director’s status of independent or non-independent, we believe that such requirement is satisfied by complying with the provisions of the reporting regime set forth by the CNV Rules.

15.	Independent Directors’ Meeting

We believe that the natural scenario where directors are likely to hold meetings is the Board of Directors. In addition, Independent Directors hold regular meetings in that scenario and with the responsibilities of the Audit Committee. Consequently, we consider that it is not necessary to hold exclusive meetings of independent directors, different from the Board of Directors’ and the Audit Committee’s meetings.

Relations with Shareholders

16.	Duty to Inform Shareholders

On a quarterly basis, and following approval of the financial statements by the Board of Directors, the Company arranges a conference call with all the shareholders willing to participate, in which it provides complete information on the course of corporate business during the relevant corporate period being analyzed and any questions or inquiries raised by the shareholders are duly answered. In addition, the Company has implemented mechanisms to deal with any inquiries by phone calls or emails.

17.	Dealing with Inquiries and Questions from Shareholders

The Company has procedures and a specifically identified area to deal with shareholder’s questions and inquiries, which shall no imply any disclosure of private information nor of any information not previously disclosed equally to all shareholders.

Furthermore, the Company has, at its website www.edenor.com, a special section of “Relations with the investor” where they have access to public information related to Edenor.

18.	Process for disclosing information to Edenor’s market.

In order to comply with the certification provided for in section 404 of Sarbanes Oxley Act, the Company updated the documents and the analysis of the design of controls of the financial-economic information generation process, for the purposes of providing accuracy and reliability to the information disclosed to the market.

Furthermore, the Company created a Disclosure Committee made up of its different areas, responsible for analyzing and discussing any event relevant to the Company in order to identify the information to be released to the markets, in the manner, under the terms and with the scope established by the domestic or foreign legal rules in force.

Moreover, it should be noted that ongoing interaction of all levels of the organization, along with the regular meetings held by the top Management and the Board of Directors, provided high fluidity to the internal information flow, thus enabling an operating decision-making process in a timely manner.

19.	Participation of Minority Shareholders in the Shareholders’ Meeting

The Company’s shareholders are called to participate in Shareholders’ Meetings by the means provided for in the Company’s By-laws, the Argentine Companies’ Law and the Transparency Decree. That is to say, shareholders are called by notices published in the manner and for the period of time set forth in the applicable rules in force. We consider that such means of calls to meeting are proper not only because they proved to be effective but also because they are not contrary to the equal treatment principle applicable to shareholders.

20.	Control Market

The Company is subject to the Public Offer Regime, operating in the Argentine stock market under the CNV’s control and in the U.S. market under the SEC’s control.

21.	Dividend Policy

Considering the fluctuations of the economy in general and of the power market in particular, we deem convenient not to establish a specific policy on payment of dividends. The Company’s Board of Directors carefully evaluates the possibility to pay dividends to its shareholders in each fiscal year, taking into account the regulatory framework and specially analyses the economic circumstances particular to that fiscal year and thereafter submits a proposal to be resolved by the Shareholders’ Meeting.

Nevertheless, it is worth noting that as provided for in the Agreement Memorandum executed with the Licensor and approved by Decree 1957/06, Edenor shall not make any payment of dividends without ENRE’s prior authorization during the Contractual Transition Period.

Relation with the Community

22.	Communications by Internet

The Company has the following website: www.edenor.com. The website content may be freely accessed to, it is constantly updated, it can be easily accessed and navigated, and it has full and complete information on the Company and its businesses and allows users to submit their inquiries and questions at the site, thus enabling a continuous communication with the community.

23.	Requirements of the Website

The system used by the Company in relation to the website safeguards and protects the information posted there, its reliability, it has strong security mechanisms and it complies with the rules on data protection that prevent unauthorized persons from accessing, changing and/or deleting, in general, damaging the information.

The information sent by electronic means complies with the highest standards in terms of confidentiality and integrity and gears preservation and registration of the information.

Committees

24.	Audit Committee Chaired by an Independent Director

In accordance with the provisions of the Sarbanes-Oxley Act as regards the members composing the Audit Committee, all of them shall be independent members, and a Chairman is appointed among them.

25.	Rotation of Statutory Auditor and/or External Auditors

The Company has no specific policy as regards rotation of the members of the Supervisory Committee and/or the External Auditor. However, as regards the rotation of the External Auditor, the Company abides itself by the provisions of section 24.C.2), Chapter II of the CNV Rules that set forth that the maximum term for any partner of an association or auditing firm to carry out his audit-related tasks in the Company shall not exceed 5 year in a row.

In turn, the Company’s Audit Committee evaluates, on an annual basis (at the time of filing and publishing the annual financial statements of the Company) the performance of external auditors and renders an informed opinion thereon, in line with the provisions of section 16, chapter. III of the CNV Rules and the Rules of Procedure of the Audit Committee.

26.	Double Capacity as Statutory Auditor and Auditor

Notwithstanding the absence of any legal restriction thereof provided for in the domestic laws, in the Company, the members of the Supervisory Committee do not also act as external auditors neither as employees of the company that provides external audit services to the Company.

27.	Compensation Systems

The Company’s Board of Directors deems unnecessary to create a Compensation Committee as its duties would be the same duties currently performed by the Company’s Human Resources Management.

28.	Appointment Committee and Corporate Governance Committee

The Company’s Board of Directors deems unnecessary to create an Appointment Committee and a Corporate Governance Committee as the latter’s duties are currently performed by the Audit Committee as provided for in its rules. In addition, as regards corporate governance, the Company has the technical and professional support from the attorneys who act as members of the Company’s Legal Affairs Management, while as regards appointments; they fall within the scope of action of the Company’s management which works in collaboration with the Corporate Management.